Exhibit 99.1

THE TORONTO-DOMINION BANK

Notice of Annual Meeting of Common Shareholders
and Management Proxy Circular

March 30, 2006

Dear Shareholders,

Please join us at our annual meeting of common shareholders at The Westin Bayshore Resort & Marina, 1601 Bayshore Drive, Vancouver, British Columbia on March 30, 2006 at 9:30 a.m. (Pacific Standard Time).

This notice of meeting and management proxy circular describes the business to be conducted at the meeting, as well as provides information on corporate governance and executive compensation at the Bank. We hope that you will take the time to read this circular in advance of the meeting as it provides background information that will help you exercise your right to vote. Whether or not you attend the meeting in person, we would encourage you to vote as this is part of your rights as a shareholder. Instructions on the ways you can exercise your rights are found starting on page 1 of this circular.

If you are able to attend the meeting in person, there will be an opportunity to ask questions as well as to meet your fellow shareholders. If you are unable to attend, there are other ways that you can watch the meeting:

•	Webcast: We will provide live coverage of the meeting from our website at www.td.com.

•	Replay: A recorded version of the meeting will continue to be available on our website for several months following the meeting.

We look forward to hearing directly from shareholders at our meeting and hope that you will be able to participate.

Sincerely,

John M. Thompson	W. Edmund Clark
Chairman of the Board	President and Chief Executive Officer

Notice of Annual Meeting
of Common Shareholders of The Toronto-Dominion Bank

DATE:	Thursday, March 30, 2006

TIME:	9:30 a.m. (Pacific Standard Time)

PLACE:	The Westin Bayshore Resort & Marina 1601 Bayshore Drive Vancouver, British Columbia V6G 2V4

Purposes of the Meeting:

1.	Receiving the financial statements for the year ended October 31, 2005, and the auditors’ report thereon

2.	Electing directors

3.	Appointing the auditor

4.	Considering certain shareholder proposals set out in Schedule A to the accompanying management proxy circular

5.	Transacting such other business as may properly be brought before the meeting

On February 14, 2006 (the date for determining shareholders entitled to receive this notice), there were 715,797,488 outstanding common shares of the Bank which were, subject to applicable Bank Act (Canada) restrictions, eligible to vote on each of the matters to be voted on at the meeting.

If you cannot attend, you are encouraged to vote your shares using the enclosed form of proxy or voting information form. Registered shareholders should complete and sign the enclosed form of proxy and return it by fascimile as indicated on the form or in the envelope provided. Proxies must be received by the Bank’s transfer agent, CIBC Mellon Trust Company, by facsimile at (416) 368-2502 or at 200 Queen’s Quay East, Unit 6, Toronto, Ontario M5A 4K9 or by the Corporate Secretary of the Bank at P.O. Box 1, Toronto-Dominion Centre, Toronto, Ontario M5K 1A2, at least twenty-four hours prior to the Meeting. Non-registered shareholders should follow the instructions on the voting instruction form or other form of proxy provided by their intermediaries with respect to the procedures to be followed for voting. For more information about registered shareholders and non-registered shareholders, please see the section entitled “Voting Information” in the accompanying management proxy circular.

Toronto, February 24, 2006

By Order of the Board Kevin N. Thompson Vice President, Legal and Corporate Secretary

Note: Shareholders wishing to have quarterly financial statements of the Bank for the next year mailed to them must complete and return the enclosed Request for Quarterly Reports or registered shareholders must check the box identified as “Request for Quarterly Reports” on the enclosed form of proxy. For shareholders wishing to access our quarterly reports to shareholders as soon as they are released, we post them on the Investor Relations section of our website on the day of release (www.td.com/investor/earnings.jsp).

WHAT’S INSIDE

VOTING INFORMATION	1
BUSINESS OF THE MEETING	4
Financial Statements	4
Election of Directors	4
Appointment of Auditor	4
Shareholder Proposals	5
DIRECTOR NOMINEES	6
Attendance of Director Nominees at Board and Committee Meetings	9
Director Nominee Bank Share Ownership	10
COMPENSATION OF DIRECTORS	12
Compensation Structure	12
Individual Director Compensation	12
Historical Stock Options for Outside Directors	13
CORPORATE GOVERNANCE	14
Report of the Corporate Governance Committee	14
Report of the Audit Committee	15
Report of the Risk Committee	16
Corporate Governance Guidelines	17
REPORT OF THE MANAGEMENT RESOURCES COMMITTEE	22
Executive Compensation Strategy and Philosophy	23
Competitive Market Review	23
Compensation Components	24
Stock Option Plans	27
Compensation Mix and Valuation	27
Corporate Governance Pertaining to Executive Compensation	28
Corporate Performance and Compensation	31
CEO Performance and Compensation	32
Remaining Named Executive Officer Compensation	33
EXECUTIVE COMPENSATION	34
Summary Compensation Table	34
Option/SAR Grants During the Most Recently Completed Calendar Year	35
Aggregate Option/SAR Exercises During the Most Recently Completed Calendar Year
and Calendar Year-End Option/SAR Values	36
Securities Authorized for Issuance Under Equity Compensation Plans	36
PENSION ARRANGEMENTS	36
Pension Arrangements for Named Executive Officers	36
Pension Arrangements for Mr. Clark	38
EMPLOYMENT ARRANGEMENTS FOR NAMED EXECUTIVE OFFICERS	39
Employment Arrangements for Mr. Clark	39
Employment Arrangements for Mr. Tomczyk	40
Employment Arrangements for Mr. Marinangeli	40
Employment Arrangements for Mr. Ryan	40
FIVE YEAR TOTAL SHAREHOLDER RETURN COMPARISON	41
INDEBTEDNESS OF DIRECTORS AND OFFICERS	41
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE	41
DIRECTORS’ APPROVAL	41
SCHEDULE A-- SHAREHOLDER PROPOSALS	42
SCHEDULE B-- CHANGE OF AUDITOR DOCUMENTS	46

Management Proxy Circular

All information in this management proxy circular is as of January 26, 2006, unless otherwise indicated. Additional information about the Bank is available on SEDAR at www.sedar.com, as well as on our website www.td.com.

VOTING INFORMATION

WHY DOES THE BANK HOLD AN ANNUAL MEETING?

Under the Bank Act (Canada), there are several things that we must accomplish each year at an annual meeting of our shareholders, including electing directors and appointing the shareholders’ auditor. We also look forward to the annual meeting as an opportunity to look at the accomplishments of the past year, talk about what is coming up and hear directly from our shareholders.

WHY DID I RECEIVE THIS MANAGEMENT PROXY CIRCULAR?

You received this circular because management of The Toronto-Dominion Bank (the Bank) is soliciting proxies from you to be used at the annual meeting of common shareholders of the Bank to be held at the time and place and for the purposes set forth in the notice of meeting accompanying this circular. This circular also provides a way for management of the Bank to communicate proactively with you on important issues. In this circular, “you” means you in your capacity as a holder of common shares of the Bank.

        The Bank’s solicitation of proxies will primarily be by mail, but may also be made by telephone, in writing or in person by officers and employees of the Bank. The Bank may also use the services of an outside agency to solicit proxies on its behalf. The cost of solicitation will be borne by the Bank.

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HOW MANY VOTES DO I GET?

Except for some restrictions explained below under the heading “What Are the Number of Eligible Votes and Voting Restrictions?”, you are entitled to one vote for each common share of the Bank registered in your name on February 14, 2006.

        If you acquired common shares as a registered shareholder subsequent to February 14, 2006, you may acquire one vote for each common share provided you request that the Bank (through its transfer agent CIBC Mellon Trust Company at the address on the back cover) add your name to the voters’ list and provide sufficient information to establish that you own the common shares. This request must be made at least 10 days before the meeting. If shares are transferred and the new shareholder acquires voting rights, the holder of the shares on February 14, 2006 is no longer entitled to vote with respect to the transferred shares.

        If you acquired common shares as a non-registered holder subsequent to February 14, 2006, please contact your intermediary to confirm what arrangements, if any, can be made to allow you to vote.

WHAT ARE THE NUMBER OF ELIGIBLE VOTES AND VOTING RESTRICTIONS?

On February 14, 2006 there were 715,797,488 outstanding common shares of the Bank which were, subject to applicable Bank Act restrictions, eligible to vote on each of the matters to be voted on at the meeting.

        Under the Bank Act, the ownership by one person or entity of more than 10% of the common shares of the Bank is prohibited without approval in accordance with the provisions of the Bank Act. To the knowledge of the directors and officers of the Bank, no person owns or exercises control over more than 10% of the common shares of the Bank.

        The Bank Act prohibits any shareholder from voting shares which are beneficially owned by the Government of Canada or a province, or by the government of a foreign country or any political subdivision of a foreign country or by an agency of any of these entities. The Bank Act also prohibits the voting of shares held in contravention of the Bank Act. For more information about voting restrictions, please contact TD Shareholder Relations as set out on the back cover.

HOW DO I VOTE?

You are a registered shareholder if your name appears on your share certificate or you hold your shares through direct registration in the United States. Registered shareholders eligible to vote can vote in person at the meeting. If you are eligible to vote but will not be attending the meeting in person you can authorize another person, called a proxyholder, to attend the meeting and vote on your behalf. Any legal form of proxy may be used and a form of proxy is provided with this circular for eligible shareholders. How registered shareholders can vote by proxy is explained under the heading “How Will My Shares Be Voted If I Vote By Proxy?”

        You are a non-registered shareholder if you beneficially own shares that are held in the name of an intermediary such as a bank, a trust company, a securities broker, a trustee or other nominee, and therefore do not have the shares registered in your own name. The process for voting for non-registered shareholders is explained under the heading “I Am Not A Registered Shareholder, How Do I Vote?”

HOW WILL MY SHARES BE VOTED IF I VOTE BY PROXY?

If you are a registered shareholder and are eligible to vote, you may give voting instructions on the matters listed below by marking the appropriate boxes on the proxy form and the proxyholder will be required to vote in that manner. If the boxes are not marked, the proxyholder may vote the shares as he or she sees fit. If you appoint the person(s) designated in the enclosed form of proxy as the proxyholder, unless otherwise specified, your shares will be voted at the meeting as follows:

FOR the election as directors of the nominees whose names are set out under the heading “Director Nominees” in this management proxy circular;

FOR the appointment of Ernst & Young LLP as auditor; and

AGAINST each of the shareholder proposals set out in Schedule A.

WHAT IF AMENDMENTS TO THESE MATTERS ARE RAISED OR NEW MATTERS ARE BROUGHT BEFORE THE MEETING?

The enclosed form of proxy gives the persons named on it authority to use their discretion in voting on amendments or variations to matters identified in this management proxy circular, or other matters that may properly come before the meeting.

        As of the time of printing of this management proxy circular, management is not aware of any amendment, variation or other matter expected to come before the

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meeting. If, however, other matters properly come before the meeting, it is intended that the person appointed as proxyholder will vote on them in a manner the proxyholder considers to be proper in his or her discretion.

CAN I APPOINT A DIFFERENT PROXYHOLDER?

The persons named as proxyholders in the enclosed form of proxy are directors of the Bank. If you wish to appoint another person to represent you at the meeting, you may do so, either by inserting such person’s name in the blank space provided in the form of proxy and deleting the names printed on it or by completing another proper form of proxy and delivering the proxy to CIBC Mellon Trust Company (in the envelope provided or by fax to 416-368-2502), or to the Corporate Secretary of the Bank (at the address for the Bank provided on the back cover), at least twenty-four hours before the meeting.

WHAT IF I WANT TO CHANGE MY VOTE?

If you sign and return the enclosed form of proxy, you may revoke it by delivering written notification to the Corporate Secretary of the Bank (at the address on the back cover) not later than the close of business (Toronto time) on March 29, 2006, or to the chairman of the meeting before the start of the meeting. If you wish to revoke the proxy, your written notification must state clearly that you wish to revoke the proxy.

        If you are a non-registered shareholder, please contact your nominee for instructions on how to revoke your voting instructions.

I AM NOT A REGISTERED SHAREHOLDER, HOW DO I VOTE?

Non-registered shareholders may vote either in person (as described in the following paragraph) or by proxy. As required by Canadian securities laws, if you are a non-registered shareholder, you will receive from your intermediary either a request for voting instructions or a form of proxy for the number of shares held. For your shares to be voted, you must carefully follow the instructions on the request for voting instructions or the form of proxy that is provided by your intermediary.

        Since the Bank has limited access to the names or holdings of its non-registered shareholders, if you are a non-registered shareholder, you must complete the following steps to vote in person at the meeting. You must insert your own name in the space provided on the request for voting instructions or form of proxy to appoint yourself as the proxyholder and must return the document in the envelope provided or as otherwise permitted by your intermediary. No other part of the form should be completed because your vote will then be taken at the meeting.

IS MY VOTE CONFIDENTIAL?

Yes. Proxies are counted and tabulated by CIBC Mellon Trust Company, the transfer agent of the Bank, and are not submitted to the management of the Bank unless a shareholder clearly intends to communicate his or her comments to the Bank or legal requirements make it necessary. Shareholders wishing to maintain complete confidentiality of their holdings and their voting could register their shares in the name of a nominee.

HOW MANY VOTES ARE REQUIRED TO PASS A MATTER ON THE AGENDA?

Except as provided in the Bank Act, a simple majority of the votes cast, in person or by proxy, is required for each of the matters specified in this management proxy circular.

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BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

Financial information about the Bank is included in the comparative consolidated financial statements and management’s discussion and analysis for the year ended October 31, 2005. These documents are contained in the Bank’s 2005 annual report (Annual Report) and are available on SEDAR at www.sedar.com and on our website www.td.com. The Annual Report is being mailed to shareholders with this management proxy circular. Shareholders wishing to obtain copies of the Annual Report may also make a request to TD Shareholder Relations as set out on the back cover. The annual financial statements and the auditors’ report on them will be placed before the shareholders at the meeting.

ELECTION OF DIRECTORS

The nominees proposed for election as directors, who were recommended to the Board of Directors by the Corporate Governance Committee, are listed under the heading “Director Nominees” below. All are currently directors of the Bank. Each director will be elected to hold office until the close of the next annual meeting.

        Under the Bank’s Corporate Governance Guidelines (www.td.com/governance/index.jsp), any nominee in an uncontested election who receives, from the shares voted at the meeting in person or by proxy, a greater number of shares withheld than shares voted in favour of his or her election, must promptly tender his or her resignation to the Chairman of the Board, to take effect on acceptance by the Board. The Corporate Governance Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board whether to accept it. The Board will have 90 days to make a final decision and announce it by way of press release. The director will not participate in any Committee or Board deliberations on the resignation offer.

        Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the nominees listed under the heading “Director Nominees”. If, for any reason at the time of the meeting, any of the nominees are unable to serve, and unless otherwise specified, the persons designated in the form of proxy may vote in their discretion for any substitute nominee or nominees.

APPOINTMENT OF AUDITOR

On December 10, 2004, the Board announced that the Chairman of the Board, in conjunction with the Audit Committee, would conduct a thorough review of the shareholders’ auditors in 2005 with a view to recommending that shareholders appoint a single auditor at the annual meeting of shareholders to be held in 2006. On May 26, 2005, the Bank announced that Ernst & Young LLP was selected by the Board of Directors, upon the recommendation of the Audit Committee, which in turn acted on the recommendation of the Selection Committee, to act as sole auditor for the Bank beginning with the 2006 fiscal year. A move to a single auditor is consistent with the practices of Canadian and international financial institutions and offers shareholders enhanced audit efficiencies while providing the Bank’s management with greater flexibility in selecting consultants for non-audit related functions. As such, the Board of Directors of the Bank recommends that Ernst & Young LLP be appointed as sole auditor for the Bank to hold office until the close of the next annual meeting of shareholders. Unless otherwise specified, the persons named in the form of proxy intend to vote FOR the appointment of Ernst & Young LLP.

        During the five years ended October 31, 2005, Ernst & Young LLP and PricewaterhouseCoopers LLP have held appointments in accordance with the Bank Act as auditors of the Bank. As announced on January 23, 2006, PricewaterhouseCoopers LLP resigned as auditor of the Bank effective that day as their mandate to audit the 2005 financial statements had been completed and they wished to become eligible to provide a greater range of non-audit services to the Bank. Change of auditor documents filed with securities regulators are attached as Schedule B.

Shareholders’ Auditor’s Services Preapproval Policies and Procedures

The Bank’s Audit Committee has implemented a policy restricting the services that may be provided by the shareholders’ auditor and the fees paid to the shareholders’ auditor. Any non-audit service to be provided by the shareholders’ auditor must be permitted by law and by the policy, and must be pre-approved by the Audit Committee pursuant to the policy, along with the associated fees for those services. In making its determination regarding non-audit services, the Audit Committee considers whether the provision of the services would place the auditor in a position to audit its own work, result in the auditor acting in the role of the Bank’s management or place the auditor in an advocacy role on behalf of the Bank.

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Shareholders’ Auditors’ Fees

Fees paid to Ernst & Young LLP and PricewaterhouseCoopers LLP during the years ended October 31, 2005, 2004, and 2003 were as follows:

(thousands of Canadian dollars)	2005	2004	2003

Audit fees(1)	$13,741	$10,464	$ 7,773
Audit related fees(2)	3,276	5,023	605
Tax fees(3)	3,373	2,866	3,457
All other fees(4)	1,987	3,867	6,368
Total	$22,377	$22,220	$18,203

_________________

Notes:

(1)	Audit fees are fees for the professional services in connection with the audit of the Bank’s financial statements or other services that are normally provided by the shareholders’ auditors in connection with statutory and regulatory filings or engagements. In addition to including fees for services necessary to perform an audit or review in accordance with generally accepted auditing standards, the Bank’s audit fees include fees paid to the shareholders’ auditors for comfort letters, statutory audits, attest services, consents and assistance with and review of documents filed with regulators.
(2)	Audit related fees are fees for assurance and related services that are performed by the shareholders’ auditors. These services include employee benefit plan audits, accounting consultations in connection with acquisitions and divestitures, application and general control reviews (including Sarbanes-Oxley pilot audit), attest services not required by statute or regulation and interpretation of financial accounting and reporting standards.
(3)	Tax fees are fees for services performed by the shareholders’ auditors for tax compliance, tax advice and tax planning except those tax services related to the audit. Tax compliance generally involves preparation of original and amended tax returns and claims for refund. Tax advice includes assistance with tax audits, appeals and rulings plus tax advice related to mergers and acquisitions. Tax planning includes expatriate and domestic tax services and transfer pricing matters.
(4)	All other fees primarily include fees for insolvency and viability matters either paid by the Bank or by third parties. In these instances, the shareholders’ auditors are retained to provide assistance on operational business reviews, lender negotiations, business plan assessments, debt restructuring and asset recovery. The amount of insolvency and viability fees paid by third parties is $.6 million (2004 — $1.6 million; 2003 — $3.5 million). Also included in this category are fees for mutual funds audits (including tax and prospectus renewals), the purchase of software for compliance and regulatory filings, benchmark studies, translation of documents, audit of charitable organizations and section 5900/SAS 70 reports on control procedures at a service organization.

SHAREHOLDER PROPOSALS

Attached to this management proxy circular as Schedule A are three shareholder proposals which have been submitted for consideration at the meeting and the explanation of the Board of Directors of its reasons for opposing these proposals. If these proposals are put forward at the meeting, unless otherwise specified, those persons designated in the form of proxy enclosed intend to vote AGAINST each of these proposals.

        The final date for submissions of proposals by shareholders to the Bank for inclusion in the management proxy circular in connection with next year’s annual meeting of common shareholders of the Bank will be January 2, 2007.

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DIRECTOR NOMINEES

The following table sets forth for each nominee for election as director, as applicable: age; place of residence; present principal occupation and principal occupations held in the last five years if different; the last major position or office with the Bank, if any; a brief description of his or her principal directorships, memberships and education; the date he or she became a director of the Bank; current membership on Committees of the Board of Directors; whether he or she is the Chair of a Committee of the Board; and whether he or she is independent. Information on each nominee’s attendance and Bank share ownership is set out following the table. For information on director assessment, selection, orientation and education, and other topics, please see the discussion under the heading “Corporate Governance Guidelines” below.

William E. Bennett, 59, resides in Chicago, Illinois. Mr. Bennett is a Corporate Director. He is the former President and Chief Executive Officer of Draper & Kramer, Inc., a Chicago-based financial services and real estate company. Mr. Bennett is a director of TD Banknorth Inc.(1) and TD Banknorth, N.A. and is a member of the Board of Advisors of Alpha Capital Fund III, L.L.C. Mr. Bennett holds an undergraduate degree in economics from Kenyon College and a master’s degree in business administration from the University of Chicago.	Director since May 2004 Independent Member of Audit Committee and Risk Committee

Hugh J. Bolton, 67, resides in Edmonton, Alberta. Mr. Bolton is the non- executive Chair of the Board of Directors of EPCOR Utilities Inc., an integrated energy company, and one of its subsidiaries Epcor Preferred Equity Inc. Mr. Bolton is the retired Chairman & Chief Executive Officer and partner of Coopers & Lybrand Canada, Chartered Accountants. Mr. Bolton is the Lead Director of Matrikon Inc. and is also a director of Canadian National Railway Company, Teck Cominco Limited and one of its subsidiaries Teck Cominco Metals Ltd., and WestJet Airlines Ltd. Mr. Bolton holds an undergraduate degree in economics from the University of Alberta. Mr. Bolton is a Chartered Accountant and Fellow of the Alberta Institute of Chartered Accountants.	Director since April 2003 Independent Chair of Audit Committee, Audit Committee Financial Expert and member of the Risk Committee

John L. Bragg, 65, resides in Collingwood, Nova Scotia. Mr. Bragg is the Chairman, President and Co-Chief Executive Officer of Oxford Frozen Foods Limited,(2) a food manufacturer. He is also an officer and/or director of a number of associated companies including Bragg Communications Incorporated which operates under the brand name of Eastlink. Mr. Bragg is also a director of Canada Bread Limited, Empire Company Limited and Sobey’s Inc. Mr. Bragg holds undergraduate degrees in commerce and education from Mount Allison University, and honourary doctorate degrees from Mount Allison and Acadia Universities. Mr. Bragg was made an officer of the Order of Canada in 1996.	Director since October 2004 Independent Member of Audit Committee

W. Edmund Clark, 58, resides in Toronto, Ontario. Mr. Clark is the President and Chief Executive Officer of the Bank. Prior to December 20, 2002, he was President and Chief Operating Officer of the Bank. Mr. Clark joined the Bank with its acquisition of CT Financial Services Inc. on February 1, 2000, where he was the President and Chief Executive Officer of CT Financial Services Inc. Mr. Clark is a director of TD Banknorth Inc. and TD Banknorth, N.A. Mr. Clark holds an undergraduate degree from the University of Toronto, and earned his master’s and doctoral degrees from Harvard University, all in economics.	Director since August 2000 Non-Independent

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Wendy K. Dobson, 64, resides in Uxbridge, Ontario. Dr. Dobson is Professor and Director, Institute for International Business, Joseph L. Rotman School of Management, University of Toronto. Dr. Dobson is a director of TransCanada Corporation and is Vice Chair of the Canadian Public Accountability Board. She holds an undergraduate degree from the University of British Columbia, two master’s degrees from Harvard University and a doctorate in economics from Princeton University.	Director since October 1990 Independent Member of Corporate Governance Committee

Darren Entwistle,(5) 43, resides in Vancouver, British Columbia. Mr. Entwistle is the President and Chief Executive Officer of TELUS Corporation, a telecommunications company, and is a member of its Board of Directors. He holds an undergraduate degree in economics from Concordia University and a master’s degree in business administration from McGill University.	Director since November 2001 Independent Member of Corporate Governance Committee

Donna M. Hayes, 49, resides in Toronto, Ontario. Ms. Hayes is the Publisher, Chief Executive Officer and a Director of Harlequin Enterprises Limited, a global publishing company. She is also an officer and/or director of a number of associated companies. Ms. Hayes has held various positions with Harlequin Enterprises Limited since 1985. Ms. Hayes holds an undergraduate degree in English literature and communications from McGill University and has completed the professional publishing course at Stanford University and the executive management program at the Richard Ivey School at The University of Western Ontario.	Director since January 2004 Independent Member of Audit Committee

Henry H. Ketcham,(5) 56, resides in Vancouver, British Columbia. Mr. Ketcham is the Chairman of the Board, President and Chief Executive Officer of West Fraser Timber Co. Ltd., an integrated forest products company and is an officer and/or director of a number of associated companies. Mr. Ketcham holds an undergraduate degree in Sociology from Brown University and has completed the Program for Management Development at Harvard Business School.	Director since January 1999 Independent Member of Audit Committee

Pierre H. Lessard, 63, resides in Westmount, Quebec. Mr. Lessard is the President and Chief Executive Officer of METRO INC., a food retailer and distributor, and is a member of its Board of Directors. Mr. Lessard is also a director of SNC-Lavalin Group Inc.(3) Mr. Lessard holds an undergraduate and a master’s degree from Laval University and a master’s degree in business administration from Harvard Business School. Mr. Lessard is a Chartered Accountant and a Fellow of the Quebec Order of Chartered Accountants.	Director since October 1997 Independent Member of Management Resources Committee

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Harold H. MacKay, 65, resides in Regina, Saskatchewan. Mr. MacKay is of counsel to the law firm MacPherson Leslie & Tyerman LLP. Mr. MacKay chaired the Task Force on the Future of the Canadian Financial Services Sector and served as the Clifford Clark Visiting Economist with the Department of Finance of Canada. Mr. MacKay is a director of The Mosaic Company. Mr. MacKay holds an undergraduate degree in economics and political science from the University of Saskatchewan, a law degree from Dalhousie University and an honourary doctorate in law from the University of Regina. Mr. MacKay was made an Officer of the Order of Canada in 2002.	Director since November 2004 Independent Member of Corporate Governance Committee and Risk Committee

Brian F. MacNeill,(5) 66, resides in Calgary, Alberta. Mr. MacNeill is the non-executive Chairman of the Board of Petro-Canada, an integrated oil and gas company. Mr. MacNeill was the President and Chief Executive Officer of Enbridge Inc. from April 1991 and retired in January 2001. Mr. MacNeill is also the non-executive Chair of the Board of Dofascothe Inc. and a director of West Fraser Timber Co. Ltd. and TELUS Corporation. Mr. MacNeill holds an undergraduate degree in commerce from Montana State University and a Certified Public Accountant designation in the United States. Mr. MacNeill is a Chartered Accountant and a Fellow of the Alberta Institute of Chartered Accountants.	Director since August 1994 Independent Chair of Management Resources Committee and member of Corporate Governance Committee

Roger Phillips, 66, resides in Regina, Saskatchewan. Mr. Phillips is a Corporate Director. He is the retired President and Chief Executive Officer of IPSCO Inc., a steel manufacturing company. He held that position from 1982 until his retirement in January 2002. He is also a director of Canadian Pacific Railway Company, Canadian Pacific Railway Limited, Imperial Oil Limited, Inco Limited and Cleveland-Cliffs Inc. Mr. Phillips holds an undergraduate degree in physics and mathematics from McGill University. Mr. Phillips was made an Officer of the Order of Canada in 1999 and was awarded the Saskatchewan Order of Merit in 2002. Mr. Phillips is a Chartered Physicist (U.K.) and a Fellow of the Institute of Physics.	Director since February 1994 Independent Chair of Risk Committee

Wilbur J. Prezzano, 65, resides in Charleston, South Carolina. Mr. Prezzano is a Corporate Director. He is the retired Vice Chairman of Eastman Kodak Company, an imaging products and services company. Mr. Prezzano is a director of TD Banknorth Inc.,(1) TD Banknorth, N.A., Lance, Inc. and Roper Industries, Inc. Mr. Prezzano holds an undergraduate degree in economics and a master’s degree in business administration, both from the University of Pennsylvania’s Wharton School.	Director since April 2003 Independent Member of Management Resources Committee and Risk Committee

William J. Ryan, 62, resides in Falmouth, Maine. Mr. Ryan is Group Head, US Personal and Commercial Banking and Vice Chair of the Bank, and Chairman, President and Chief Executive Officer of both TD Banknorth Inc.,(1) and TD Banknorth, N.A. In addition to TD-related boards, Mr. Ryan is also a director of WellPoint, Inc. and UnumProvident Corporation. Mr. Ryan is a graduate of St. Francis College in New York and the Stonier Graduate School of Banking at Rutgers University.	Director since March 2005(4) Non-independent

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Helen K. Sinclair, 54, resides in Toronto, Ontario. Ms. Sinclair is the founder and Chief Executive Officer of BankWorks Trading Inc.,(2) a satellite communications company, and is a member of its Board of Directors. Ms. Sinclair is also a director of a number of other organizations, including McCain Capital Corporation, the Canada Pension Plan Investment Board and Davis + Henderson G.P. Inc., and is a trustee of Davis + Henderson Income Fund. Ms. Sinclair holds an undergraduate degree from York University and a master’s degree from the University of Toronto, both in economics. She is a graduate of the Advanced Management Program of the Harvard Business School.	Director since June 1996 Independent Member of Audit Committee and Management Resources Committee

John M. Thompson, 63, resides in Toronto, Ontario. Mr. Thompson is the Chairman of the Board of the Bank and the retired Vice Chairman of the Board of IBM Corporation, an information technology hardware, software and services company, a position he held from August 2000 to September 2002. Mr. Thompson is also a director of Royal Philips Electronics N.V. and The Thomson Corporation. Mr. Thompson holds an undergraduate degree in engineering science from the University of Western Ontario and has completed the executive management programs at the Richard Ivey School at The University of Western Ontario and the Kellogg Graduate School of Business at Northwestern University.	Director since August 1988 Independent Chair of Corporate Governance Committee and member of Management Resources Committee

Notes:

(1)	Messrs. Bennett, Prezzano and Ryan beneficially own, directly or indirectly, or exercise control or direction over the following number of shares of TD Banknorth Inc. common stock, respectively: 2,335, 2,335 and 56,366. Information on Messrs. Bennett and Prezzano’s compensation as directors of TD Banknorth Inc. and TD Banknorth, N.A. is provided below. Mr. Ryan does not receive any compensation for service as a director of these companies.
(2)	Oxford Frozen Foods Limited and BankWorks Trading Inc. are non-public companies.
(3)	Mr. Lessard was a director of CINAR Corporation at the time its shares were suspended from trading on the Toronto Stock Exchange (TSX) for more than 30 consecutive days. The shares were delisted from the TSX and the NASDAQ due to the inability of CINAR Corporation to meet continued listing requirements.
(4)	Mr. Ryan joined the Board on March 1, 2005 upon completion of the acquisition by the Bank of a majority stake in TD BanknorthInc., as agreed in the merger agreement dated as of August 25, 2004, among the Bank, Banknorth Group, Inc. and others. Mr. Ryan’s employment agreement with the Bank and TD Banknorth Inc. provides that during the five years following completion of the acquisition, he will serve as a director of the Bank.
(5)	Directors who serve on outside boards together are: Mr. Entwistle and Mr. MacNeill, who are directors of TELUS Corporation; and Mr. Ketcham and Mr. MacNeill, who are directors of West Fraser Timber Co. Ltd.

        Except as disclosed in the preceding table, all nominees standing for election as directors at the meeting have held their positions or other executive positions with the same, predecessor or associated firms or organizations for the past five years. Mr. Marshall A. Cohen, an independent director who has served as a director of the Bank since February 1992, will not be standing for re-election at the meeting having reached the mandatory retirement age. In addition to the Bank, Mr. Cohen is presently a director of Barrick Gold Corporation, American International Group, Inc., Lafarge North America Inc. (until April 24, 2006 when he retires), The Goldfarb Corporation (until March 9, 2006 when he retires), Collins & Aikman Corporation, Metaldyne Corporation and Golf Town Income Fund. In the twelve months ended October 31, 2005, Mr. Cohen attended 15 of 17 Board meetings, 7 of 7 meetings of the Management Resources Committee and 5 of 6 meetings of the Risk Committee.

ATTENDANCE OF DIRECTOR NOMINEES AT BOARD AND COMMITTEE MEETINGS

The following table sets forth for each nominee for election as director, as applicable, their record of attendance at meetings of the Board and its Committees for the 12 months ended October 31, 2005. In that period, the Board held 9 regularly scheduled meetings (Regular) and called 8 special meetings (Special). Special meetings are typically called on shorter notice than regularly scheduled meetings, which are scheduled a year or more in advance. Also in that period, Committees of the Board held 31 meetings, broken down as follows: Audit (AC) 13, Corporate Governance (CGC) 5, Management Resources (MRC) 7, and Risk (RC) 6. In addition to the attendance listed below, directors from time to time attend other Committee meetings by invitation.

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ATTENDANCE OF DIRECTORS AT BOARD AND COMMITTEE MEETINGS
DURING THE MOST RECENTLY COMPLETED FISCAL YEAR

Name(1)	Number of Board Meetings Attended		Number of Committee Meetings Attended		Total Rate of Attendance at Board Meetings	Total Rate of Attendance at Committee Meetings
	Regular	Special	Committee	Committee

William E. Bennett	9 of 9	8 of 8	6 of 7 (AC)(4)	6 of 6 (RC)	100%	92%

Hugh J. Bolton	9 of 9	5 of 8	13 of 13 (AC)	6 of 6 (RC)	82%	100%

John L. Bragg	9 of 9	6 of 8	12 of 13 (AC)	--	88%	92%

W. Edmund Clark	9 of 9	8 of 8	--	--	100%	n/a

Wendy K. Dobson	9 of 9	5 of 8	5 of 5 (CGC)	--	82%	100%

Darren Entwistle	8 of 9	8 of 8	5 of 6 (AC)(3)	1 of 2 (CGC)(4)	94%	75%

Donna M. Hayes	9 of 9	8 of 8	12 of 13 (AC)	--	100%	92%

Henry H. Ketcham	9 of 9	6 of 8	12 of 13 (AC)	--	88%	92%

Pierre H. Lessard	9 of 9	6 of 8	7 of 7 (MRC)	--	88%	100%

Harold H. MacKay	9 of 9	7 of 7	1 of 1 (CGC)(5)	6 of 6 (RC)	100%	100%

Brian F. MacNeill	7 of 9	6 of 8	5 of 5 (CGC)	7 of 7 (MRC)	76%	100%

Roger Phillips	9 of 9	7 of 8	6 of 6 (RC)	--	94%	100%

Wilbur J. Prezzano	8 of 9	7 of 8	7 of 7 (MRC)	5 of 6 (RC)	88%	92%

William J. Ryan	5 of 6	5 of 7	--	--	77%	n/a

Helen K. Sinclair	9 of 9	8 of 8	12 of 13 (AC)	6 of 7 (MRC)	100%	90%

John M. Thompson(2)	9 of 9	8 of 8	5 of 5 (CGC)	6 of 7 (MRC)	100%	92%

Notes:

(1)	Mr. Donald R. Sobey and Dr. Michael D. Sopko retired as directors on March 23, 2005. In the 12 months ended October 31, 2005, Mr. Sobey attended 3 of 6 Board meetings and 2 of 3 meetings of the Corporate Governance Committee. In the same period, Dr. Sopko attended 6 of 6 Board meetings and 3 of 3 meetings of the Corporate Governance Committee.
(2)	The Chairman of the Board is an ex officio member of the Audit Committee and the Risk Committee. His attendance at Committee meetings as an ex officio member is optional and, therefore, not reflected in this table.
(3)	Stepped down from the Committee effective March 23, 2005.
(4)	Joined the Committee effective March 23, 2005.
(5)	Joined the Committee effective August 25, 2005.

DIRECTOR NOMINEE BANK SHARE OWNERSHIP

The Bank has a share ownership requirement under which non-management directors, including the Chairman of the Board, are expected to acquire common shares of the Bank with a value equivalent to at least six times their respective annual retainer — 6 x $200,000 for the Chairman of the Board and 6 x $75,000 for all other directors (or the U.S. dollar equivalent for U.S. resident directors, which at calendar year end was equivalent to CAD$524,655). The management directors Mr. Clark and Mr. Ryan are required to meet higher separate share ownership requirements as executives of the Bank, which are described under the heading “Corporate Governance Pertaining to Executive Compensation” below. Deferred share units (DSUs) are considered the equivalent of common shares for the purposes of the directors’ share ownership requirement. Directors have until the later of five years from their respective first election date and five years from the coming into effect of this policy on December 11, 2003 to meet the share ownership requirement. A minimum of 60% of the annual fees (excluding any equity grant) payable to a director must be received in the form of DSUs or common shares until the share ownership requirement has been met. Each DSU is a bookkeeping entry, equivalent in value to a Bank common share. DSUs have no voting rights and accrue dividend equivalents equal to dividends paid on the Bank’s common shares. DSUs must be held by the director until retirement from the Board.

        Of the 14 non-management directors standing for election at the meeting, the majority (79%), including the Chairman of the Board, have acquired common shares and DSUs equivalent to 6 x their respective annual retainer. The balance of the directors are accumulating common shares and/or DSUs in accordance with the policy.

        The following table shows for each director standing for election at the meeting: (1) the number of Bank common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by each; (2) the number of DSUs credited to him or her; and (3) for non-management directors, the total value of such holdings based on the closing price of the Bank’s common shares on the TSX on December 30, 2005. (The total value of the management directors’ Bank share ownership, including all forms of equity held by the executive other than stock

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options, is reported under the heading “Corporate Governance Pertaining to Executive Compensation” below.) For each non-management director who does not hold common shares and DSUs equivalent to 6 x their respective annual retainer, the table shows the dollar amount worth of shares the director must acquire in order to do so and the date by which the director must acquire such amount under the policy. For ease of year-over-year comparison, the table also sets out each nominee’s number of Bank common shares and DSUs held at approximately the same time last year (if he or she was a director at that time), and the total value of such holdings based on the closing price of the Bank’s common shares on the TSX on December 31, 2004.

DIRECTOR SHARE OWNERSHIP AND VALUES AT CALENDAR YEAR END

					Total Share Ownership
Name	Year	Number of Common Shares		Number of DSUs	Total Number of Common Shares and DSUs	Total Value of Common Shares and DSUs	Amount Needed to Meet 6X Annual Retainer ($)	Date by Which Must Acquire 6x Retainer

William E. Bennett(1)	2006	nil		6,199	6,199	$ 378,945	$145,710	May 2009
	2005	nil		3,040	3,040	$ 151,757

Hugh J. Bolton	2006	1,000		7,683	8,683	$ 530,792	Share ownership exceeds
	2005	1,000		5,240	6,240	$ 311,501	6 x annual retainer

John L. Bragg	2006	109,337		3,626	112,963	$6,905,428	Share ownership exceeds
	2005	6,037		1,154	7,191	$ 358,975	6 x annual retainer

W. Edmund Clark(4)	2006	5,323		465,660	--	--	--
	2005	5,314		451,895

Wendy K. Dobson	2006	6,953		8,785	15,738	$ 962,064	Share ownership exceeds
	2005	6,748		7,244	13,992	$ 698,481	6 x annual retainer

Darren Entwistle	2006	3,990		3,186	7,176	$438,669	$11,332	December 2008
	2005	3,139		2,277	5,416	$270,367

Donna M. Hayes	2006	2,000		5,201	7,201	$440,197	$ 9,803	January 2009
	2005	2,000		2,868	4,868	$243,011

Henry H. Ketcham	2006	1,000		16,053	17,053	$1,042,450	Share ownership exceeds
	2005	1,000		13,363	14,363	$ 717,001	6 x annual retainer

Pierre H. Lessard	2006	7,000		17,837	24,837	$1,518,286	Share ownership exceeds
	2005	7,000		14,944	21,944	$1,095,444	6 x annual retainer

Harold H. MacKay	2006	5,000		3,528	8,528	$ 521,317	Share ownership exceeds
	2005	1,000	(3)	1,014	2,014	$ 100,539	6 x annual retainer

Brian F. MacNeill	2006	8,992		14,358	23,350	$1,427,386	Share ownership exceeds
	2005	8,953		11,718	20,671	$1,031,896	6 x annual retainer

Roger Phillips	2006	14,000		19,369	33,369	$2,039,847	Share ownership exceeds
	2005	14,000		15,964	29,964	$1,495,803	6 x annual retainer

Wilbur J. Prezzano(1)	2006	1,000		10,785	11,785	$ 720,417	Share ownership exceeds
	2005	1,000		7,367	8,367	$ 417,681	6 x annual retainer

William J. Ryan(4)	2006	27,123		nil	--	--	--
	2005	nil		n/a

Helen K. Sinclair	2006	6,729		9,017	15,746	$ 962,553	Share ownership exceeds
	2005	6,534		7,142	13,676	$ 682,706	6 x annual retainer

John M. Thompson	2006	39,834		5,071	44,905	$2,745,043	Share ownership exceeds
	2005	38,693		3,291	41,984	$2,095,841	6 x annual retainer

Notes:

(1)	U.S. resident director amounts paid in U.S. dollars have been converted to Canadian dollars at the then prevailing Bank of Canada exchange rate.
(2)	For 2006, valued at the closing price of the Bank’s common shares on the TSX on December 30, 2005 ($61.13), and for 2005, valued at the closing price of the Bank’s common shares on the TSX on December 31, 2004 ($49.92).
(3)	Owned by a spouse, minor child or family trust.
(4)	These directors’ share ownership requirements as executives of the Bank and actual share ownership at calendar year end (including all forms of equity received by the executive other than stock options), are presented under the heading “Corporate Governance Pertaining to Executive Compensation” below.

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COMPENSATION OF DIRECTORS

The Corporate Governance Committee of the Board of Directors is responsible for reviewing director compensation and satisfying itself that it is competitive and aligns directors’ interests with those of shareholders. The Board determines the form and amount of director compensation based on the recommendation of the Corporate Governance Committee following an annual review of director compensation in the marketplace. The compensation structure outlined below was recommended by the Corporate Governance Committee, working with an independent advisor, and approved by the Board in 2003.

COMPENSATION STRUCTURE

Under the structure, directors of the Bank are entitled to the following annual fees:

Position	Annual Fees(1) ($)

Director Retainer(2)(3)	$ 75,000
Additional Committee Memberships(2)	$ 10,000
Committee Chair Fee(2)	$ 25,000
Travel Fee for Directors Based Outside of Ontario(4)	$ 10,000
Chairman of the Board Retainer	$200,000

Notes:

(1)	Not applicable to directors who are also employees of the Bank or subsidiaries of the Bank.
(2)	Excludes Chairman of the Board.
(3)	Includes any compensation for serving on one Committee.
(4)	Allowance in recognition of time spent travelling to meetings.

        In addition to the fees outlined above, directors of the Bank may be entitled to an equity grant paid in the form of DSUs. The equity grant is intended to be forward-looking. For example, the equity grant awarded on December 8, 2005, which is reflected in the table under the heading Individual Director Compensation, relates to the period November 1, 2005 to October 31, 2006. Any director who is a resident of the United States is entitled to receive all fees and equity grants in American dollars.

INDIVIDUAL DIRECTOR COMPENSATION

The following table shows the amounts, before withholdings, that each non-management director standing for election at the meeting received from the Bank in cash, Bank common shares and Bank DSUs in 2005. The management directors Mr. Clark and Mr. Ryan do not receive compensation for their services as directors. Mr. Clark’s and Mr. Ryan’s compensation as executive officers of the Bank is explained in the Report of the Management Resources Committee and the Executive Compensation sections of this circular below.

Name	Annual Fees(1)					Total of Annual Fees and Equity Grant ($)	Proportion of Total in Equity (DSUs and Common Shares) (%)
	Cash ($)	Common Shares(2) ($)	DSUs(2) ($)	Equity Grant(3) (DSUs) ($)

William E. Bennett(4)	--	--	$109,128	$ 57,870		$166,998	100%

Hugh J. Bolton	$ 45,000	--	$ 75,000	$ 50,000		$170,000	73.5%

John L. Bragg	--	--	$ 85,000	$ 50,000		$135,000	100%

Wendy K. Dobson	$ 50,000	--	$ 25,000	$ 50,000		$125,000	60%

Darren Entwistle	--	$ 85,000	--	$ 50,000		$135,000	100%

Donna M. Hayes	--	--	$ 75,000	$ 50,000		$125,000	100%

Henry H. Ketcham	--	$ 10,000	$ 75,000	$ 50,000		$135,000	100%

Pierre H. Lessard	--	--	$ 85,000	$ 50,000		$135,000	100%

Harold H. MacKay	--	--	$ 87,500	$ 50,000		$137,500	100%

Brian F. MacNeill	$ 45,000	--	$ 75,000	$ 50,000		$170,000	73.5%

Roger Phillips	--	--	$110,000	$ 50,000		$160,000	100%

Wilbur J. Prezzano(4)	--	--	$115,273	$ 57,870		$173,143	100%

Helen K. Sinclair	$ 42,500		$ 42,500	$ 50,000		$135,000	68.5%

John M. Thompson	$100,000	$100,000	--	$100,000	(5)	$300,000	66.6%

Notes:

(1)	Fees paid quarterly on the last business day of January, April, July and October, based on the individual director’s election under the Outside Director Share Plan.

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(2)	Valued at the average cost per share of the Bank’s common shares purchased by the trustee of the Outside Director Share Plan on the day of payment.
(3)	Awarded on December 8, 2005. Valued at the 20 day average of the high and low prices quoted on the TSX for one Bank common share (based on board lot prices) on each of the 20 consecutive days on which such prices are so quoted immediately preceding the award date.
(4)	U.S. resident director amounts paid in U.S. dollars have been converted to Canadian dollars at the then prevailing Bank of Canada exchange rate.
(5)	The Chairman of the Board received 2x the other directors’ equity grant in recognition of his additional responsibilities.

        Total compensation, including equity grants, paid by the Bank to the Board in 2005, including compensation paid to all directors who served for all or a portion of 2005, was $2,392,641.

TD Banknorth Inc. Director Compensation

Effective March 1, 2005, Messrs. William E. Bennett and Wilbur J. Prezzano, both independent directors of the Bank, were appointed to the boards of TD Banknorth Inc. and TD Banknorth, N.A. For TD Banknorth Inc.’s fiscal year ended December 31, 2005, they received compensation for their service on both these boards in accordance with a combined annual fee structure as follows: U.S.$38,000 retainer (U.S.$28,000 cash and U.S.$10,000 in restricted shares of TD Banknorth Inc. common stock (which was awarded on July 1, 2005 and resulted in a grant of 335 restricted shares)); attendance fees of U.S.$1,125 per Board meeting and U.S.$1,000 per committee meeting (increased from U.S.$1,000 and U.S.$900 respectively, effective April 1, 2005); and reimbursement for travel time in excess of one hour at a rate of U.S.$25 per hour per meeting, up to a maximum of six hours. On May 24, 2005, both received as an additional payment an option to purchase 2,000 shares of TD Banknorth Inc. common stock and 2,000 restricted shares of TD Banknorth Inc. common stock. All equity compensation was granted under the TD Banknorth Amended and Restated 2003 Equity Incentive Plan. Messrs. Ryan and Clark do not receive any compensation for serving on the boards of TD Banknorth Inc. and TD Banknorth, N.A.

HISTORICAL STOCK OPTIONS FOR OUTSIDE DIRECTORS

Non-management directors of the Bank have not received any options to acquire Bank common shares since December 2001. Some non-management directors standing for election at the meeting, who served on the Board prior to December 2001, were previously awarded options, which are detailed in the table below. Messrs. Bennett, Bolton, Bragg, MacKay and Prezzano and Ms. Hayes have no stock options as they joined the Board subsequent to December 2001. Options do not count toward directors’ share ownership requirements outlined under the heading “Corporate Governance Pertaining to Executive Compensation” below. As noted, the management directors Mr. Clark and Mr. Ryan do not receive, and have never received, compensation for services as directors of the Bank.

        The following table shows for each non-management director standing for election at the meeting: (1) the total number of options to acquire Bank common shares granted to him or her under the Bank’s stock option plans up to and including December 2001; (2) the total number of options exercised by each director in 2005; (3) the total number of unexercised options held at December 30, 2005; and (4) the total dollar value of unexercised options based on the closing price of the Bank’s common shares on the TSX on December 30, 2005 ($61.13).

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OUTSIDE DIRECTORS’ AGGREGATE OPTIONS AND VALUES AT THE MOST RECENTLY COMPLETED
CALENDAR YEAR END AND AGGREGATE EXERCISES DURING THE YEAR

Name	Total Number Of Options Granted Up To and Including December 2001(1)	Total Number Of Options Exercised In 2005	Total Number Of Unexercised Options At December 30, 2005	Total Value Of Unexercised Options At December 30, 2005

Wendy K. Dobson	12,400	11,475	925	$ 18,639

Darren Entwistle	3,700	nil	3,700	$ 74,555

Henry H. Ketcham	12,400	nil	12,400	$273,746

Pierre H. Lessard	12,400	nil	12,400	$273,746

Brian F. MacNeill	12,400	nil	12,400	$273,746

Roger Phillips	12,400	nil	12,400	$273,746

Helen K. Sinclair	12,400	nil	12,400	$273,746

John M. Thompson	12,400	nil	12,400	$273,746

Note:

(1)	Options were granted as follows from December 1998 to December 2001 to each director listed in the table, except for Mr. Entwistle who was granted options only in December 2001 as he joined the Board in 2001. All options granted to the directors have vested.

Date Granted	Expiry Date	Exercise Price	Number Granted

December 10, 1998	December 10, 2008	$37.60	4,000

December 9, 1999	December 9, 2009	$36.20	2,500

December 7, 2000	December 7, 2010	$41.70	2,200

December 13, 2001	December 13, 2011	$40.98	3,700

CORPORATE GOVERNANCE

Our Board of Directors is committed to acting in the best interests of the Bank’s shareholders. The Board fulfils its role directly and through Committees to which it delegates certain responsibilities. The Board and its Committees are focused on the continued improvement of our governance principles and practices. Maintaining our leadership position in corporate governance requires constant review of these principles and practices to be sure they meet or exceed evolving best practices and regulatory guidance.

        This section contains reports of our Corporate Governance, Audit and Risk Committees outlining their key Charter responsibilities and recent governance initiatives, as well as a summary of our Corporate Governance Guidelines. The Report of the Management Resources Committee and information on executive compensation at the Bank starts below. Our website contains the full text of each Committee’s Charter and the Corporate Governance Guidelines (www.td.com/governance/index.jsp). The website also contains the Charter of the Board of Directors, the Charter of the Chairman of the Board, the Charter for Committee Chairs, the Position Description for Directors, the Director Independence Policy, the Disclosure Policy, and the Code of Conduct and Ethics.

REPORT OF THE CORPORATE GOVERNANCE COMMITTEE

The Corporate Governance Committee, chaired by the Chairman of the Board, is responsible for developing the Bank’s corporate governance principles to foster a healthy governance culture at the Bank. Time is provided for the Committee to meet independently of management at each regularly scheduled meeting. The Committee’s key Charter responsibilities are to:

•	Set the criteria for selecting new directors and the Board’s approach to director independence.

•	Identify individuals qualified to become Board members and recommend to the Board the director nominees for the next annual meeting of shareholders.

•	Develop and recommend to the Board a set of corporate governance principles, including a code of conduct and ethics, aimed at fostering a healthy governance culture at the Bank.

•	Review and recommend the compensation of the directors of Bank.

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•	Satisfy itself that the Bank communicates effectively with its shareholders, other interested parties and the public through a responsive communication policy.

•	Oversee the evaluation of the Board and committees.

        The Committee has looked at its responsibilities and confirmed that it has fulfilled them in 2005 in the best interests of shareholders. In carrying out these responsibilities, the Committee particularly focused on the following initiatives to further improve the Bank’s governance processes and practices.

“Tone at the Top”

In 2005, the Board, on the recommendation of the Committee, revised its Charter to deal explicitly with the Board’s responsibility to set the tone for a culture of integrity and compliance throughout the Bank and oversee the establishment of such a culture through numerous mechanisms, including assessing the CEO and other senior officers of the Bank against this standard. The Board establishes the appropriate “tone at the top” by upholding the highest standard of ethical business and personal conduct at all times, and creating a culture of integrity and transparency throughout the Bank by requiring the CEO and the senior officers of the Bank to uphold the same high standard.

        As part of its oversight responsibility, the Board, on the recommendation of the Committee, approved a new Code of Conduct and Ethics that is applicable to all directors, officers and employees of the Bank. The Code is described under the heading “Establishment and Monitoring of Standards of Business Conduct and Ethical Behaviour” below. This Code replaces the Bank’s former Guidelines of Conduct and incorporates the Bank’s former Conflict of Interest Procedures and other internal procedures. It was disseminated Bank-wide with a message from the CEO and Chairman of the Board.

Policy On Majority Voting In Director Elections

In 2005, consistent with developing corporate governance practices, the Board, on the recommendation of the Committee, adopted a policy that if a director does not receive the support of a majority of the votes cast at the annual meeting of shareholders, the director will tender his or her resignation to the Chairman of the Board, to be effective when accepted by the Board. This policy is in effect for the election of directors at the meeting. See the section above entitled “Election of Directors” for details.

Charter for Committee Chairs

In 2005, the Board, on the recommendation of the Committee, adopted a Charter for Committee Chairs. The Charter codifies the main responsibilities of the chairs which include, among other things: managing the affairs of the Committee with the objective that it is organized properly, functions effectively and fulfills its obligations and responsibilities both under its Charter and as otherwise delegated by the Board; and facilitating the functioning of the Committee independent of management.

        The Board of Directors and its Committees continually evaluate and improve the corporate governance policies and procedures of the Bank. For more detailed information about our system of corporate governance, please see the discussion under the heading “Corporate Governance Guidelines” below. Additional disclosure about corporate governance at the Bank may be found on pages 9 to 12 of the 2005 Annual Report.

        As at October 31, 2005, the following individuals served as members of the Corporate Governance Committee:

John M. Thompson (Chair)	Harold H. MacKay
Wendy K. Dobson	(since August 25, 2005)
Darren Entwistle	Brian F. MacNeill

REPORT OF THE AUDIT COMMITTEE

The Audit Committee is responsible for supervising the quality and integrity of the Bank’s financial reporting. The Committee also fulfils the role of the Bank’s conduct review committee under the Bank Act and in this capacity is responsible, among other things, for receiving reports on and approving, if appropriate, certain related party transactions and monitoring compliance with the procedures for resolving conflicts of interest. Members of the Committee are expected to be financially literate or be willing and able to acquire the necessary knowledge quickly. In addition, at least one member of the Committee has the attributes of an audit committee financial expert as defined under the U.S. Sarbanes-Oxley Act of 2002. In carrying out its responsibilities, the Committee meets regularly without management present with the shareholders’ auditor, the Chief Auditor (who heads the Bank’s internal audit department), the Chief Financial Officer, the Chief Compliance Officer, and alone. The Committee also meets, on an annual basis, jointly with the Risk Committee and The Office of the Superintendent of Financial Institutions (OSFI) to review and discuss the results of OSFI’s annual supervisory examination of the Bank.

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        The Committee’s key Charter responsibilities are to:

•	Oversee reliable, accurate and clear financial reporting to shareholders.

•	Oversee internal controls — the necessary checks and balances must be in place.

•	Be directly responsible for the selection, compensation, retention and oversight of the work of the shareholders’ auditor — the shareholders’ auditor reports directly to this Committee.

•	Listen to the shareholders’ auditor and Chief Auditor and the Chief Compliance Officer, and evaluate the effectiveness and independence of each.

•	Oversee the establishment and maintenance of processes that ensure the Bank is in compliance with the laws and regulations that apply to it as well as its own policies.

•	Act as the Audit Committee and Conduct Review Committee for certain subsidiaries of the Bank that are federally regulated financial institutions and insurance companies.

•	Receive reports on and approve, if appropriate, transactions with related parties.

        For further information on the Audit Committee, please see the section entitled “The Audit Committee and the Shareholders’ Auditors” on p. 12 of the 2005 Annual Report and the section entitled “Audit Committee” on pp. 9-10 of the Bank’s 2005 Annual Information Form (www.sedar.com or td.com/investor/other.jsp).

        The Committee has looked at its responsibilities and confirmed that it has fulfilled them in 2005 in the best interests of shareholders. In 2005, the Committee focused on a number of initiatives to further strengthen its oversight of the quality and integrity of the Bank’s financial reporting. Some of these are described below. For information about the selection process leading to the recommendation that shareholders appoint a sole auditor at the meeting, please see the section above entitled “Appointment of Auditor”.

Financial Controls Program

The Committee continues to oversee the progress of the Financial Controls Program (FCP). The purpose of the FCP is to build an auditable and sustainable program to comply with U.S. Sarbanes-Oxley Act of 2002 sections related to internal controls over financial reporting and equivalent Canadian rules. In 2005, work continued to be conducted throughout the Bank to identify, document and assess key internal controls over financial reporting. The work was focused on reviewing the scope and sufficiency of the documentation for completeness and accuracy in preparation for the attestation in 2006 under Section 404 of the U.S. Sarbanes-Oxley Act of 2002.

Revised Audit Committee Charter

In the fall of 2005, the Committee revised its Charter in order to formalize its oversight of certain internal control functions such as the Bank’s Compliance Department and Internal Audit division. For example, the Charter amendments now formalize the Committee’s responsibility to review annually and approve the mandate of each of the Compliance Department and Internal Audit division; and to provide a forum for each of the Chief Compliance Officer and the Chief Auditor to raise any compliance issues or internal audit issues, as the case may be.

        As at October 31, 2005, the following individuals served as members of the Audit Committee:

Hugh J. Bolton (Chair) William E. Bennett John L. Bragg	Donna M. Hayes Henry H. Ketcham Helen K. Sinclair

REPORT OF THE RISK COMMITTEE

The Risk Committee is responsible for overseeing the management of risk at the Bank, including market, operational, liquidity, credit, regulatory and reputational risk. To fulfill this responsibility the Committee satisfies itself that sound policies, procedures and practices for the management of key risks under the Bank’s risk framework are in place. Committee members are expected to have an understanding of issues related to risk management or be willing and able to acquire the necessary knowledge quickly. The Committee meets regularly alone, and separately with each of the Chief Executive Officer and the Chief Risk Officer without other members of management present, and may meet privately with other senior officers and the shareholders’ auditor as it sees fit. On an annual basis the Committee meets with the Audit Committee and OSFI to review and discuss the results of OSFI’s annual supervisory examination of the Bank.

        The Committee’s key Charter responsibilities are to:

•	Identify and monitor the key risks of the Bank and evaluate their management.

•	Approve risk management policies that establish the appropriate approval levels for decisions and other checks and balances to manage risk.

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•	Satisfy itself that policies are in place to manage the risks to which the Bank is exposed, including market, operational, liquidity, credit, regulatory and reputational risk.

•	Provide a forum for “big-picture” analysis of future risks including considering trends.

•	Critically assess the Bank’s business strategies and plans from a risk perspective.

        The Committee has looked at its responsibilities and confirmed that it has fulfilled them in 2005 in the best interests of shareholders. In 2005 the Committee focused on a number of initiatives to further strengthen its oversight of the Bank’s risk management function.

Reputational Risk Policy

The Committee approved an enterprise wide reputational risk management policy establishing a procedure by which each business unit identifies issues that could impact the Bank’s reputation. The policy further provides that these issues be escalated to higher levels in the Bank, including a committee of senior officers. Throughout 2005 the Committee received reports and considered issues with respect to strengthening the Bank’s focus on reputational risk. Such issues are varied since credit, market, operational, insurance, liquidity, regulatory and legal risks must all be managed effectively in order to safeguard the Bank’s reputation.

Risk Infrastructure Projects

The Committee regularly reviewed and monitored a number of significant initiatives whose objectives were to improve the risk infrastructure in place in a number of the Bank’s businesses.

Basel II Framework

The Committee continues to consider the implications of Basel II, a new framework developed in 2004 by the Basel Committee on Banking Supervision (a committee of world bank regulators). The goal of the framework is to improve the consistency of capital requirements internationally, make regulatory capital more risk sensitive, and promote improved risk management practices for internationally active banking organizations. The Bank intends to implement the Basel II Framework when it becomes effective, currently expected to be fiscal 2008.

        As at October 31, 2005, the following individuals served as members of the Risk Committee:

Roger Phillips (Chair) William E. Bennett Hugh J. Bolton	Marshall A. Cohen Harold H. MacKay Wilbur J. Prezzano

CORPORATE GOVERNANCE GUIDELINES

The following is a summary of our Corporate Governance Guidelines (www.td.com/governance/index.jsp) and provides additional information required by the Canadian Securities Administrators.

Role of the Board and Management

The business of the Bank is conducted by its employees, managers and officers, under the direction of the CEO and the oversight of the Board of Directors, to enhance the long-term value of the Bank for its shareholders. The Board is elected by the shareholders to oversee management and to assure that the long-term interests of shareholders are advanced responsibly by addressing the concerns of other stakeholders and interested parties including employees, customers, regulators, our communities and the public. The Board’s responsibilities are set out in its Charter and include the following:

•	Disclosure of Reliable and Timely Information to Shareholders — the shareholders depend on the Board to get them the right information

•	Approval of Strategy and Major Policy Decisions of the Bank — the Board must understand and approve where the Bank is going, be kept current on its progress towards those objectives and be part of and approve any major decisions

•	Evaluation, Compensation and Succession for Key Management Roles — the Board must be sure that the key roles have the right people, that they are monitored and evaluated by the Board and that they are appropriately compensated to encourage the Bank’s long-term success

•	Oversight of the Management of Risks and the Implementation of Internal Controls —the Board must be satisfied that the assets of the Bank are protected and that there are sufficient internal checks and balances

•	Effective Board Governance — to excel in our duties the Board needs to be functioning properly as a Board — strong members with the right skills and the right information

        The Board’s Charter is incorporated by reference into this circular and has been filed with securities regulators on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Any shareholder may obtain a free copy promptly by contacting TD Shareholder Relations as provided on the back cover.

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        In accordance with the requirements of the Bank Act, certain important matters must be brought before the Board. The Board has also chosen to reserve certain other key decisions to itself. Pursuant to its Charter obligation to oversee the sufficiency of the checks and balances on management, the Board has established approval criteria for management in the areas of the extension of new credit, investment decisions for the Bank’s securities portfolios, capital spending, executive compensation and the issuance of securities of the Bank. The Board has also implemented formal policies for the approval of material business acquisitions and investments and the entering into of major outsourcing projects. Finally, the Board has retained complete authority over certain other transactions out of the ordinary course of business, fundamental changes and the approval of financial statements prior to release to shareholders.

Director Independence

The Board believes that it needs to be able to operate independently of management in order to be effective. In essence, this means that a large majority of the Board is not part of management of the Bank and does not have relationships with the Bank that would make them personally beholden to the Bank and consequently interfere with their independent judgment. Currently, the Board is composed of an overwhelming majority of independent directors. Of the 16 nominees proposed for election at the meeting, only Mr. W. Edmund Clark, President and Chief Executive Officer of TD Bank Financial Group, and Mr. William J. Ryan, Group Head, US Personal and Commercial Banking and Vice Chair of the Bank, and Chairman, President and Chief Executive Officer of TD Banknorth Inc., are not considered to be independent because of their management positions.

        The Board has adopted a Director Independence Policy and has delegated responsibility to the Corporate Governance Committee for recommending to the Board independence criteria for directors and evaluating the independence of directors annually. The Committee oversees a diligence process that includes detailed questionnaires to the directors to elicit relevant information about their individual circumstances. Directors having a material relationship with the Bank, and management directors and their immediate family members are disqualified from being considered independent under the policy. Members of the Audit Committee must meet additional independence criteria described in the policy reflecting additional regulatory requirements.

        When considering if a non-management director has a material relationship with the Bank, the Corporate Governance Committee looks at the nature of the director’s relationships with the Bank and the importance of those relationships to the director. The policy provides guidance on how to evaluate potentially material relationships; for example, outsourcing, consulting, legal, accounting and financial services relationships are particularly relevant. The Committee examines significant relationships of these types not only from the director’s standpoint, but also from that of persons or organizations the director is related to, such as a spouse or an entity that employs the director in an executive capacity. For a director in such a relationship, the Committee considers whether he or she could reasonably be expected to lack objectivity with respect to management’s recommendations and performance. The goal is for a large majority of the Board to be composed of directors whose loyalty to the Bank and its shareholders is not compromised by any other relationship they may have with the Bank.

        Except for the management directors Mr. Clark and Mr. Ryan, all of the current directors and all of the nominees for election at the meeting are independent under the policy and the corporate governance guidelines of the Canadian Securities Administrators, and are not affiliated under the Bank Act. In addition, each current, and if elected, prospective member of the Audit Committee meets the additional independence criteria under the policy and applicable law.

        While not required to do so, the Committee has also considered the director independence standards contained in the corporate governance rules of the New York Stock Exchange (NYSE) applicable to U.S. domestic issuers listed on the exchange. Except for the management directors Mr. Clark and Mr. Ryan, all current directors and all director nominees would be eligible to be considered independent under the NYSE standards if they applied to the Bank.

Chairman of the Board

The role of the Chairman of the Board at the Bank is to facilitate the functioning of the Board independently of management and to maintain and enhance the quality of corporate governance at the Bank. The Chairman’s key responsibilities are set out in the Charter of the Chairman of the Board. The Chairman must be independent and is appointed by the non-management directors of the Board annually. The Chairman chairs every meeting of the Board (including meetings without management present) and the Corporate Governance Committee, and the annual meeting of shareholders.

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Process for Recruiting New Directors

Each year, the Board recommends the director nominees to shareholders and the shareholders can vote on each new director nominee at the annual meeting. The Corporate Governance Committee has the responsibility to determine what skills, qualities and backgrounds the Board needs to fulfill its many responsibilities with a view to diverse representation on the Board. It seeks candidates to fill any gaps in the skills, qualities and backgrounds of Board members and rigorously assesses a candidate’s ability to make a valuable contribution to the Board (including consideration of whether each new nominee can devote sufficient time and resources to his or her duties as a Board member). The Corporate Governance Committee recommended to the Board the nominees identified in this circular. The Committee also recommends to the Board candidates to fill any positions on the Board that may arise between annual meetings.

        In addition to having the requisite skills and experience and meeting Bank Act requirements, all non-management directors must meet the qualifications for directors set out in the Position Description for Directors of the Bank. All directors are encouraged to identify possible candidates to join the Board. In addition, the Corporate Governance Committee may engage independent consultants to help identify candidates who meet the qualifications being sought from time to time. While the Board does not have a formal “evergreen” list of potential director candidates, the Board continually looks at potential candidates even when it does not have an immediate vacancy.

Board Size and Other Board Composition Considerations

The Board should have between 12 and 22 directors. The exact size is set by directors’ resolution prior to each annual meeting on the recommendation of the Corporate Governance Committee. The Board size may be changed by the Board from time to time between annual meetings. In considering Board size, the Board balances the competing goals of keeping the Board size small enough to permit effective discussions and satisfying itself that there is adequate representation to meet the demands of Board and Committee work in the context of the Bank’s business and operating environment.

        Each year the Board carefully examines the composition of the Board including issues relating to its size and balances factors such as age, geographical, professional, and industry representation. The Board satisfies itself that the directors of the Bank, taken as a whole, have the right skills, experience and capabilities to meet the challenges facing the Bank. Additionally, the composition of the Board must meet Bank Act residence and affiliation requirements.

        The Board strives to be constituted to achieve stability while facilitating appropriate renewal. Director candidates should be selected who will be able to satisfactorily represent the Bank in the places the Bank carries on business, both domestically and internationally. The Board should have representation and expertise from broad industry sectors that reflect the nature and scope of the Bank’s business. The Board should be composed of members with a broad spectrum of educational backgrounds and expertise. Every effort should be made to promote diversity on the Board, including by age and the advancement of women and minorities and persons with disabilities.

Director Conflict of Interest

Directors are not eligible for election if they have a potential or actual conflict of interest that is incompatible with service as a director. An example of such a conflict is a material interest in an entity that competes directly with a core activity of the Bank. Directors must provide the Bank with complete information of all entities in which they have a material interest so that any conflicts they may have regarding these entities can be identified. In addition, directors complete an annual questionnaire that includes questions on material interests with the Bank.

        Specific reports should be made to the Corporate Governance Committee whenever there is a conflict of interest or potential conflict of interest between a director and the Bank, and the Committee is responsible for determining an appropriate course of action for the director, always with a view to the best interests of the Bank. Where a director’s conflict of interest is manageable, for example, by the director being absent for certain deliberations of the Board, the director may be eligible for election. In such cases, the Committee will monitor the conflict. In addition, if and when such conflict becomes incompatible with service as a director, the director will be required to offer his or her resignation.

Director Attendance and Preparation

Directors must be committed to diligent attendance at Board and Committee meetings commensurate with their particular circumstances, and to full preparation for and participation in such meetings. Two hours of preparation for each hour of meeting time is optimal. If a director attends fewer than 75% of Board meetings, the Corporate Governance Committee will inquire into the situation and take steps to work with the director to improve attendance.

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Attendance will also be taken into consideration in the nomination process. While the Bank does not restrict the number of public company boards that a director may serve on, each director must devote sufficient time to carrying out his or her duties effectively. Each director also commits to serve on the Board for an extended period of time if elected.

Director Tenure

Term Limits

The composition of the Board should reflect a balance between experience and learning on the one hand, and the need for renewal and fresh perspectives on the other. Directors are expected to serve up to a maximum of ten years, subject to solid annual performance assessments, annual re-election by the shareholders, and the other requirements of the Bank’s Corporate Governance Guidelines. On the Corporate Governance Committee’s recommendation, the Board may extend a director’s initial ten-year term limit by an additional five years, for a maximum total term limit of 15 years. In the most exceptional circumstances, the Board may extend a director’s term limit for a further five years. For current directors, term limits started from the later of the implementation date of the policy on September 23, 2004 or their respective first election dates.

Retirement Age

For a director who does not serve his or her ten year term by the time the director reaches the mandatory retirement age of 70, the Board has discretion to make a one-time decision at 70 to extend the director’s service until the earlier of the end of his or her ten year term or age 75, always subject to solid annual performance assessments and annual re-election by the shareholders.

Resignation of Non-Management Directors

Each director, upon any material change in his or her status or circumstances, shall forthwith offer his or her resignation to the Chairman of the Board. The Board will determine, upon the recommendation of the Corporate Governance Committee, whether a director’s Board membership continues to be appropriate under such circumstances. Examples of such material change would be:

•	A significant change in job responsibility, occupation or employment, including retirement.

•	Potential or actual conflict of interest that is incompatible with service as a director.

•	Any mental or physical impairment rendering the director unable to perform his or her duties as a director effectively.

•	Any loan from the Bank to the director becoming not in good standing.

•	Becoming the subject of a charge under a criminal or quasi-criminal statute in Canada or elsewhere.

•	Becoming the subject of investigation by a duly constituted branch, agency or commission of the government of Canada or a province thereof in connection with any conduct involving illegal or immoral activity.

•	Engaging in conduct or activity that could reasonably be construed as likely to materially adversely impact the status or reputation of the Bank.

Resignation of Management Directors

Any executive officer of the Bank who is serving on the Board must offer his or her resignation as a director upon retirement from the Bank. To assist with the orderly transition of executive functions, the Board may allow the executive officer to continue on the Board for up to six months after retirement, which the Board may extend in exceptional circumstances for up to a further 18 months (for a maximum total term of two years post-retirement).

Board and Committee Operations

The Board meets at least four times a year as required by the Bank Act, as scheduled by the Chairman of the Board in conjunction with the CEO and the Corporate Secretary. Each Committee meets a minimum number of times per year, as set out in their respective Charters. For regularly scheduled meetings, a draft agenda and other documents for consideration are provided to all directors about one week in advance. For special meetings, best efforts are made to distribute materials to the directors as far in advance as practicable. The Chairman of the Board is responsible for setting the agenda for each Board meeting and the Chairs of the Committees are responsible for setting the agenda for each of their respective Committee’s meetings. The Chair of each Committee reports to the Board following each Committee meeting. Minutes of each Committee meeting are circulated to the whole Board.

        In addition, the Committees review their Charters each year to be satisfied that they meet or exceed regulatory obligations and obligations to shareholders and are operating effectively. Changes are reviewed by the Corporate Governance Committee and approved by the Board. It is the current practice of each Committee to establish annual objectives or key goals to provide focus to the core responsibilities and activities of the Committees,

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and to assist in prioritizing the time and effort of the Committees throughout the year. The Committees then measure progress in meeting their objectives periodically throughout the year.

        The Board and each Committee can meet independently of management at any time and it is the current practice to provide time at each regularly scheduled meeting of the Board and the Committees to do so. (Currently, the only non-independent directors are management directors.) The Board and each Committee also has the authority to engage independent advisors, paid for by the Bank, to provide it with expert advice.

Committee Composition

The Charter of each of the Board’s four Committees sets out composition requirements for the respective Committee. The Corporate Governance Committee recommends the composition of each Committee and each independent Board member should serve on at least one Committee each year. The Board approves the composition of Committees and has the power to remove members in accordance with applicable rules and regulations, and any other relevant considerations.

        In determining appropriate membership on Committees, the Corporate Governance Committee attempts to strike a balance between having members with adequate experience and expertise on the Committee and rotating membership to provide for members with new ideas and insights.

Committee Chairs

The main responsibilities of the Chair of each Committee are set out in the Charter of Committee Chairs and the Charters of the respective Committees. The Chairs of the Audit Committee, Risk Committee and Management Resources Committee are appointed by the Board, on the recommendation of the Corporate Governance Committee, from among the independent directors for three-year terms. The term of a Chair of any of these Committees may be extended for an additional period of up to two years. As noted above, the Chairman of the Board also chairs the Corporate Governance Committee. The Chairs of the Committees preside over sessions of the members of their respective Committees without management present.

Director Orientation and Education

The Bank provides a comprehensive educational session to orient new directors (which also serves as a refresher for current directors) by providing them with specialized and streamlined information about how the Bank is managed, its key businesses, its strategic direction, its regulatory environment and the significant issues and key risks it faces. All new directors are also provided with a Director’s Orientation Manual containing: the Bank’s key corporate governance and public disclosure documents; important policies and procedures for the Bank; and organizational charts and other business orientation materials. Members of the executive management team make targeted, highly relevant presentations to new directors and are available to answer questions directly.

        In addition, presentations are made regularly to the Board on different aspects of the Bank’s operations, and educational presentations in topical areas are made periodically to assist Board members in fulfilling their obligations. For example, in 2005, the Board held in-depth reviews of TD Securities’ business and the requirements of Section 404 of the U.S. Sarbanes-Oxley Act of 2002 (internal controls over financial reporting for the Bank). As part of the strategic planning process, directors also receive regular updates on the Bank’s overall strategy and potential strategic transactions, and participate in a “deep dive” on the strategy of each business segment within the Bank’s overall strategy.

        The Corporate Governance Committee serves as a resource centre for the ongoing education of directors with respect to their duties and responsibilities as directors and satisfies itself that prospective candidates fully understand the role of the Board and its Committees and the contribution expected of individual directors.

        Directors have complete access to the Bank’s management in order to become and remain informed about the business of the Bank and for any other purposes that may be helpful to the Board and the Committees in fulfilling their responsibilities.

Board and Director Assessment Process

The Board annually evaluates the effectiveness of the Board and its Committees, individual directors (both peer and self evaluation) and the Chairman of the Board. The annual Board and Committee evaluation is facilitated by the Corporate Governance Committee and chaired by the Chairman of the Board working with an independent consultant. The Chair of the Management Resources Committee leads the annual evaluation of the Chairman of the Board. The Board’s approach to the feedback process is meant to be constructive and to help ensure that the right programs are in place for continuously improving the individual skills of directors and the functioning and effectiveness of the Board as a whole.

        The annual Board and Committee assessment includes a comprehensive questionnaire customized to reflect

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individual directors’ Committee membership and developed in conjunction with an independent consultant. The input of selected executives is also sought. The consultant collects responses and prepares a report identifying themes for development, which the Chairman provides to the Corporate Governance Committee and the Board. Each Committee Chair also receives specific Committee feedback to discuss with his or her Committee. The report and feedback provide a basis for discussion and the development of Board and Committee action plans for improvement. In addition, the Chairman of the Board conducts one-on-one interviews with individual directors to discuss performance and development needs and delivers feedback to the individual directors.

CEO Position Description and Evaluation

The Management Resources Committee reviews and approves the CEO’s Position Description and the corporate goals and objectives for which the CEO is responsible (which includes all the performance indicators relevant to the compensation of the CEO). The Board and the Committee monitor the CEO’s performance against these goals and objectives. The Committee is also responsible for establishing policies, principles and procedures for the evaluation of the CEO. The Chairman of the Board leads a formal evaluation of the CEO’s performance at least annually in conjunction with the Committee and the full Board. For a detailed analysis of CEO compensation in 2005, please see the section entitled “CEO Performance and Compensation” in the Report of the Management Resources Committee below.

Establishment and Monitoring of Standards of Business Conduct and Ethical Behaviour

As a responsible business enterprise and corporate citizen, the Bank is committed to conducting its affairs to the highest standards of ethics, integrity, honesty, fairness and professionalism — in every respect, without exception, and at all times. While reaching business goals is critical to the Bank’s success, equally important is the way we achieve them. The Bank’s Code of Conduct and Ethics applies at all levels of the organization, from major decisions made by the Board of Directors, to day-to-day transactions in branches. The Code has been filed with securities regulators on SEDAR (www.sedar.com) and EDGAR (www.sec.gov). Any shareholder may obtain a copy from our website (www.td.com/governance/index.jsp) or by contacting TD Shareholder Relations as provided on the back cover.

        The Code establishes the standards that govern the way directors, officers and employees deal with each other, shareholders, customers, suppliers and competitors. Within this framework, directors, officers and employees are expected to exercise good judgment and be accountable for their actions. For officers and employees, compliance with the Code is part of their employment contract with the Bank. All directors, officers and employees are required to review and attest to compliance with the Code on an annual basis.

Communication with Shareholders

The Corporate Governance Committee’s responsibilities include satisfying itself that the Bank communicates effectively with its shareholders, other interested parties and the public through a responsive communications policy. The Bank’s Disclosure Policy codifies the Bank’s commitment to providing timely, accurate and balanced disclosure of all material information about the Bank to a broad audience. The Board or a Committee of the Board oversees communications with shareholders and other stakeholders including reviewing and/or approving key disclosure documents such as the quarterly and annual financial statements, the Annual Report, the Annual Information Form, the Management Proxy Circular and the Corporate Responsibility Report. The Audit Committee has approved a financial matters whistleblower policy that establishes a confidential and anonymous communication channel for employees and other stakeholders worldwide to raise concerns about accounting, internal accounting controls or auditing matters for the Bank. The Bank carefully reviews shareholder proposals and feedback and provides regular opportunities for shareholders to communicate with the Bank. All these inputs help the Bank understand how it is doing and guide the Bank’s future governance innovations.

REPORT OF THE MANAGEMENT RESOURCES COMMITTEE

The Management Resources Committee’s mandate encompasses performance evaluation and compensation for the CEO, succession planning for the CEO and other key executive officers of the Bank, strategic supervision of the Bank’s pension, benefit and executive compensation programs, and reporting to shareholders in the proxy circular. More specifically in 2005, the Committee:

•	Set job accountabilities and performance objectives for the CEO aligned to long-term interests of our shareholders. Led by the Chairman of the Board,assessed the CEO’s performance against pre-defined goals and recommended to the Board the compensation for the CEO based on performance.

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•	Reviewed and advised the Board, in consultation with independent advisors, on compensation of certain executive officers including the Named Executive Officers appearing in the Summary Compensation Table.

•	Reviewed the overall succession planning strategy for executives and reviewed in detail the potential succession candidates and development plans for the CEO and other key executive roles and satisfied itself that there was opportunity for direct interaction with these candidates.

•	Provided strategic supervision of the Bank’s pension and benefit plans, including any material special benefits and perquisite plan changes.

•	Reviewed detailed reports on executive compensation and approved changes designed to align the Bank’s compensation plans and policies to our strategy and the market. One of the key changes is to the performance-based restricted share unit plan, to measure Total Shareholder Return relative to the Bank’s peers instead of growth in Economic Profit.

•	Reviewed total obligations to the CEO and other select senior executives in the event of various termination situations, including termination with and without cause.

        Independence is key for the Management Resources Committee and the Committee is composed entirely of independent directors. The Committee meets without management present at each meeting. The Committee utilizes an independent advisor to assist in making the best possible decisions on executive compensation for the Bank as well as to help keep the Committee current with best practices and trends in executive compensation. For the past several years, the Committee has engaged Frederic W. Cook & Co., Inc. as the Committee’s independent consultant. Frederic W. Cook & Co., Inc. is a compensation consulting firm based in New York City, New York, which consults to a large number of Fortune 500 firms throughout the United States and Canada, including in the financial services industry. To ensure independence of the Committee’s consultant, the firm does not accept other retainers from the Bank. For the period of October 2004 — November 2005, Frederic W. Cook & Co., Inc. was paid U.S.$46,488 for the services provided.

        The Committee met seven times during the fiscal year ending October 31, 2005 and the following individuals served as members of the Committee for all of this period:

Brian F. MacNeill (Chair) Marshall A. Cohen Pierre H. Lessard	Wilbur J. Prezzano Helen K. Sinclair John M. Thompson

EXECUTIVE COMPENSATION STRATEGY AND PHILOSOPHY

The Bank’s executive compensation program is designed to attract and retain executives; reward performance; align the interests of executives with those of shareholders; allow for effective succession of key executive positions through the retention and development of key resources; and motivate performance by linking executive compensation with the achievement of specific business and other strategic objectives and the overall performance of the Bank as a whole.

        In achieving this purpose, we strive to ensure compensation programs are aligned with the Bank’s strategy, are market-competitive and lead in terms of corporate governance trends and practices. When compared to the market, the Bank generally delivers a higher proportion of executive compensation in equity-based compensation within the market competitive total. This ensures compensation is aligned with shareholder interests and focuses the Bank’s executive on executing business strategies, sustaining performance, and growing shareholder value over the long term.

COMPETITIVE MARKET REVIEW

For most executive positions, the comparator market is composed of financial services firms in Canada, and primarily, the other four major Canadian Banks: Bank of Montreal, The Bank of Nova Scotia, Canadian Imperial Bank of Commerce, and Royal Bank of Canada. For some specialized positions, the comparator market may include other Canadian organizations operating in industries other than financial services, U.S. regional banks of a similar size and range of businesses or investment banks and brokerage firms. The determination of the appropriate comparator market is based on where the Bank would have to compete for the executive talent required to fill a particular position.

        For the most senior officers of the Bank, including the Named Executive Officers disclosed in the Summary Compensation Table, the comparator market would be, in most instances, the major Canadian banks and a sample of U.S. regional banks. Despite the Bank’s position as the 10th largest bank in North America as determined by market capitalization, the largest North American banks are not included in our comparator group, as we utilize a comparator group of regional banks with similar scope of operations.

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        The Committee reviews the compensation data for similar jobs from the relevant comparator group, as well as from other survey sources of data. In addition to the survey data, the Committee considers the appropriate relative positioning of executives’ compensation given the relative performance of the Bank, performance of the individual and the perspective of the Committee’s independent consultant.

COMPENSATION COMPONENTS

Executive compensation consists primarily of the following components: base salary, annual incentive compensation, mid/long-term equity compensation, and benefits all of which are detailed in the charts below. The sum of all these components is referred to as Total Compensation. Benefits includes pension and perquisites.

        For executives, Total Compensation is targeted at market median for median performance, with incentive awards leveraging upwards or downwards, based on a combination of individual and business performance factors. Mid/long-term equity awards are levered primarily based on the individual executive’s potential. The Bank is prepared to pay above market Total Compensation for above market performance. For the most senior executives, the Bank pays below market subsidies on benefits and perquisites (other than pension) and shifts the mix of compensation toward mid/long-term equity.

Base Salary — Executives

•	Normally targeted at or near market median; an individual’s base salary may be positioned above or below the median depending on his or her performance and experience.

•	Relatively small component of Total Compensation for the most senior executives.

•	Stays relatively constant; increases only when the market moves or when the executive assumes a larger role.

Component	Eligibility	Description

Base Salary	All executives	Base salary is the base level of compensation for delivering the requirements of the job.

Annual Incentive Awards – Executives

•	Annual bonus rewards executives for business unit and overall Bank performance during the year.

•	A market-competitive target award is determined for each individual, which is adjusted up or down based on Bank, business unit and personal performance against pre-defined objectives and accountabilities.

•	An executive responsible for a line of business will have more of his or her annual incentive compensation tied to the business’ results, whereas an executive responsible for a corporate role or control function will have more annual incentive tied to the Bank’s overall results.

•	A portion or all of the annual cash incentive may be deferred either mandatorily or voluntarily into deferred share units (DSUs) under the Senior Executive Deferred Share Unit Plan (the “DSU Plan”). DSUs track the value of Bank shares, and may be redeemed in cash only after retirement or termination. See description of DSUs below.

Component	Eligibility	Description

Incentive Compensation Plan (ICP)	All executives (excluding PCP participants)	ICP funding in a year is based on:

		•	Net income relative to the prior year and the Customer Satisfaction Index (CSI) for the Bank overall, against a pre-established performance hurdle.

		•	The Committee can approve discretionary adjustments based on performance relative to peers or other mitigating factors.

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Annual Incentive Awards – Executives, con’t.

Component	Eligibility	Description

Performance Compensation Plan (PCP)	Executives in Wholesale Banking, except the most senior executives who participate in ICP	Generally, PCP funding is based on the profitability of the individual business units within Wholesale Banking as well the overall profitability of Wholesale Banking to create the available pool. Once the size of the pool is determined, allocations to individuals in PCP are based on business unit and individual performance.

Mid/Long-Term Equity Incentives – Executives

•	Forms a significant portion of executive compensation to align the interests of executives with shareholders on longer- term value creation. Also supports retention of key executive resources in a competitive market.

•	Annual eligibility for awards. Awards mature over the medium to long term (3-7 years).

•	Generally higher equity awards are made to higher potential executives.

•	In aggregate, the Bank’s Total Compensation is more heavily weighted towards equity than our Canadian competitors.

Component	Eligibility	Description

Deferred Share Units (DSUs)	All executives	Executives have a deferral of their annual bonus (partial or full) under the following circumstances:

		•	executives with a Share Ownership Requirement have 10-15% deferred (depending on job level) until requirement is met,

		•	most senior executives, including Named Executive Officers, have 25% or more deferred, regardless of meeting their Share Ownership Requirement, and

		•	voluntary deferrals allowed in addition to the mandatory deferrals outlined above.

Restricted Share Units (RSUs)	All executives except those receiving PRSUs	Restricted Share Units (RSUs) are phantom share units with a value equivalent to the average of high and low prices for 20 trading days preceding the award date for TD Bank common shares. These awards vest and mature on the third anniversary of the award date at the average of the high and low prices for the 20 trading days preceding the redemption date. The redemption value, after withholdings, is paid in cash. Dividend equivalents are not paid on these units.

Long-Term Compensation Plan (LTCP)	Senior revenue producing executives in TD Securities	A pool is generated based on TD Securities’ net income before tax multiplied by a funding rate that varies based on TD Securities’ return on invested capital. Participants receive their share of the pool in the Bank’s RSUs (as described above), which pay out three years from the date of the award.

Performance Restricted Share Units (PRSUs)	CEO and the most senior executives including the Named Executive Officers	PRSUs were first granted in 2003 only to our most senior executives, and were tied to a performance goal relating to Economic Profit in each year of the three-year term. Achieving the pre-defined goal for the year locked-in one-third of the awarded units at 100% of the initial award. Exceeding, or not achieving, the pre-defined Economic Profit goal for the year, resulted in one-third of the initial award being modified by a factor of up to +/- 20%, respectively.

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Mid/Long-Term Equity Incentives – Executives, cont.

Component	Eligibility	Description

Performance Restricted Share Units (PRSUs), cont.	In 2005, the plan was amended to replace the existing Economic Profit measure, based on three one-year measurement periods, with relative Total Shareholder Return (TSR) based on one three-year measurement period. The final number of units will range between 80%-120% of the original award. The Bank’s three-year TSR is compared to that of the other large Canadian banks, consistent with the comparator group used by analysts. The Bank’s TSR performance must lead that of the comparator group by a significant margin in order to receive the maximum payout of 120%.

The changes in performance measure and measurement period were made as TSR was deemed to be a more objective measure than Economic Profit, TSR provides a relative gauge of performance and the extended measurement period focuses executives on delivering superior return to shareholders over a longer term.

Stock Options	Senior executives, including some in Wholesale Banking	Stock options are awarded to eligible senior executives, including the Named Executive Officers. Effective December 2003, options are granted with a 7-year term and vest at a rate of 25% per year over the first 4 years of the term. As the options vest, they are exercisable. However, where the executive has not attained his/her Share Ownership Requirement, the executive must hold the net of any proceeds (after paying the exercise price and taxes) until the Share Ownership Requirement has been attained. The Committee sets the strike price, which must not be less than the TSX closing price of TD Bank common shares on the trading day immediately preceding the date of the grant. For more details, please see Stock Option Plans below.

Benefits – Executives

Benefits, Pension & Perquisites	All executives	Overall, pension and benefit plans are designed at a market competitive level, however, the Bank’s overall strategy is to provide below market benefits for our most senior executives. Certain perquisites (car, private banking, executive medical, club memberships, and use of the company aircraft and driver) are provided to eligible senior executives. (See the Summary Compensation Table for disclosure of benefits and perquisites values for the Named Executive Officers.) Consistent with our strategy for benefits, a recent change was made to discontinue the Employee Savings Plan (ESP) match by the Bank for all executives who are eligible for regular equity awards. As well, the Bank has reduced the level of subsidies provided in medical and dental benefits for Executive Vice Presidents and above.

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STOCK OPTION PLANS

Stock options granted under the Bank’s stock option program are governed by one of two stock option plans. The 1993 Stock Option Plan was approved by shareholders at the Bank’s 1993 Annual Meeting and applies to outstanding options granted up to the end of 1999. The 2000 Stock Incentive Plan (the “2000 Plan”), approved by shareholders at the Bank’s 2000 Annual Meeting, replaced the earlier plan. The 2000 Plan is based substantially on the 1993 Plan except that it introduces stock appreciation rights (“SARs”) and other stock-based awards (such as restricted shares). Currently, only options have been issued under this plan.

        Under the 2000 Plan, stock options, SARs and other stock-based awards may be granted to eligible executives including the Named Executive Officers of the Bank (and its subsidiaries) and non-employee directors of the Bank selected by the Committee. Awards to executives with the title of Senior Vice President and below are mostly in the form of RSUs. Also, since December 2001, non-employee directors have not received any options. Details on the terms and conditions of options are set out in the preceding chart.

        The maximum number of TD Bank common shares reserved for issuance to any one person upon the exercise of options may not exceed 5% of the TD Bank common shares issued and outstanding. The maximum percentage of TD Bank common shares reserved for issuance to insiders upon the exercise of options may not exceed 10% of the TD Bank common shares issued and outstanding. The practice to date has been well below these prescribed maximum percentages.

        SARs may also be granted under the 2000 Plan although none have been granted to date. Upon exercise of a SAR the holder receives a cash payment equal to the Fair Market Value (“FMV”) which is the difference between the average of daily high and low board lot TSX trading prices of TD Bank common shares on the exercise date and the SAR exercise price (being no less than the FMV on the trading day before the grant). SARS can also be granted with an option, in which case, upon exercise the option is surrendered and the holder receives a cash payment equal to the difference between the exercise date FMV and the option strike price.

        Under the plans, options expire earlier in the event of resignation, termination for cause, termination without cause, retirement, death or disability. Options are forfeited for termination with cause. In the case of termination without cause, vested options and those that vest within 60 days (or 90 days for options granted after January 1, 2004) can be exercised during that 60-day (or 90 day) period, after which time, all outstanding options are forfeited. In the case of retirement, options will continue with normal vesting but they may expire earlier depending on the circumstances. In the case of resignation, vested options granted after January 1, 2004 can be exercised within 30 days, after which time they are forfeited; unvested options and options granted prior to January 1, 2004 are forfeited immediately. In the case of death or disability, all options vest immediately and the exercise period may be reduced depending on the circumstances but they cannot be exercised after 3 years following the event. The Committee or plan administrator may extend an early expiry date in certain circumstances.

        Change of control provisions are described below under Change of Control. Options may be transferred by will and laws of succession. In addition, under the plans, a person may assign an option to a spouse, minor child or grandchild, personal holding corporation, family trust or registered retirement savings plan if permitted by law and with the Bank’s consent.

        The Board of Directors may amend or terminate the plans subject to regulatory or required shareholder approval. Participant approval is required to amend or terminate the plans where such action may impair any rights under an option or award granted under the plans. No amendments to the plans were made during fiscal 2005.

COMPENSATION MIX AND VALUATION

The target mix of salary to performance-based compensation (annual incentive compensation, plus mid/long-term equity) varies depending on job function and level. For the most senior executives, including the CEO and Named Executive Officers, 85% or more of their compensation is performance-based and variable, with base salary, which is fixed, representing 15% of pay or less (at target). Of the 85% of compensation that is performance-based, approximately 70% is paid in mid/long-term equity and approximately 30% in cash. This mix is strategically positioned to instill a performance culture in the Bank and to ensure alignment with the interests of shareholders over the long term.

        The mid/long-term equity awards outlined in the Summary Compensation Table are valued at the time of grant using a compensation Black-Scholes value for options and face value for RSUs, PRSUs and DSUs. The ultimate value of these awards will be determined over their life dependent on share price appreciation/depreciation with PRSUs also dependent on Total Shareholder Return over a three-year period relative to the Bank’s peer group. It should be noted that the compensation values derived for options

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and PRSU/RSU grants do not incorporate any discounts for vesting schedules, early exercise, forfeitures etc while the accounting expense in the Bank’s financial statements do. If the accounting expense values were used, the compensation values disclosed under “CEO Performance and Compensation” and “Remaining Named Executive Officer Compensation” below would be lower.

CORPORATE GOVERNANCE PERTAINING TO EXECUTIVE COMPENSATION

A number of sources of guidance regarding governance in executive compensation were reviewed as part of the ongoing effort by the Bank to maintain a leadership position in this area. Included in our review was the Canadian Coalition for Good Governance (CCGG) Working Paper released in June 2005 on best practices in the area of compensation governance. Below is a chart that compares some of these best practices to the Bank’s practices.

Executive Compensation

Best Practice	Bank Practices

Independence of the Compensation Committee	•	The Bank’s Committee is composed entirely of independent directors

	•	The Committee maintains a Charter of responsibilities, task list and objectives

	•	The Committee’s Charter requires members to be knowledgeable about executive compensation

	•	The Committee meets without management at every meeting and any director can request additional time for this purpose

	•	The Committee relies on various external sources of information. Frederic W. Cook & Co., Inc. has been retained by the Committee as an independent consultant and is not retained by the Bank’s management in any other manner

Disclosure of Compensation Information	•	Three-year compensation summary tables showing “Total Compensation” for the CEO and the remaining Named Executive Officers has been provided – see details under “CEO Performance and Compensation” and “Remaining Named Executive Officer Compensation”

	•	Key elements of the compensation terms in employment arrangements are disclosed in this circular. The Committee is provided with independent advice from its consultant in these matters

	•	The Chairman of the Board is a member of the Management Resources Committee and responds to executive compensation questions at the Annual Meeting

Pay to Performance Linkages	•	At the time of plan design or drafting of executive agreements, extensive forward and back-testing is conducted (see back-testing commentary for PRSUs immediately below)

	•	Pay varies with performance and this variability will generally be most significant at the highest levels of executives

	•	The Committee also retains ultimate discretion over funding pools and individual executive awards to ensure payouts are appropriate under the circumstances

Share Ownership Guidelines	•	The Bank’s Share Ownership Requirements are among the highest in the market

	•	The use of options has been reduced in favour of RSUs/PRSUs. Options do not count towards the Share Ownership Requirement unless exercised and held, and if the Share Ownership Requirement is not met, on option exercise, the executive must hold the net proceeds after taxes until the Share Ownership Requirement has been met

	•	Executives are subject to Bank-wide trading windows and Named Executive Officers must pre-disclose to the public, by way of a press release, any intention to trade in TD Bank common shares, including the exercise of options, no less than five business days in advance of the date of the transaction

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Example of Compensation Design Back-Testing

In October 2005, the Committee approved a modification to the PRSU plan to change the performance measure from Economic Profit to Total Shareholder Return (TSR). The Committee considered an analysis showing what the percentage payout would have been in the past seven years if this plan design were in effect based on actual financial performance in those prior years. This was done by reviewing TD Bank’s three-year average TSR over the last seven fiscal years compared to the Canadian bank peer group (TD Bank Financial Group, Royal Bank of Canada, Canadian Imperial Bank of Commerce, The Bank of Nova Scotia, and Bank of Montreal) average over the same seven-year period. The performance factor percentage was calculated as [(TDBFG result – Bank Average) x 3] + 100%, subject to a minimum performance factor percentage of 80% and a maximum of 120%.

        Results of back-test indicated:

•	Minimum/maximum performance factor percentage reached four times during the seven test periods – below average relative performance is appropriately recognized at the minimum (-20%) of the initially awarded units

•	Performance factor would have been 100% + in four of seven test periods; maximum payout would have resulted in two of seven test periods

•	Performance factor calculation ensures the Bank must outperform the peer group by a significant margin to warrant maximum award (+20%) of the initially awarded units

•	Performance factor would have been below 100% in three of seven test periods, minimum payout would have resulted in two of seven test periods

Share Ownership Requirements

To reinforce the alignment of the interest of the Bank’s executives with shareholders, the Bank has instituted share ownership requirements that are amongst the highest in the market and are outlined below. In addition, to ensure executives are focused on proper succession and leave the Bank stronger following their retirement, the CEO is required to maintain the share ownership requirement for two years following retirement. Group Heads, Vice Chairs and EVPs must maintain their share ownership requirement for one year following retirement.

        Required and actual share ownership is outlined below for the CEO and the Named Executive Officers. All forms of equity held by the executive count toward the Share Ownership Requirement with the exception of options (vested and unvested).

NAMED EXECUTIVE OFFICER SHARE OWNERSHIP REQUIREMENTS AND
ACTUAL SHARE OWNERSHIP AT CALENDAR YEAR END

Named Executive Officer	Share Ownership Requirement Policy(1)		Actual Share Ownership of Named Executive Officers at December 30, 2005(2)			Ownership Multiple of Salary

	Bank Position Title	Ownership Multiple	Directly Held & Deferred Compensation(3)	Subject to Vesting(4)	Total Ownership	Based on Directly Held & Deferred Compensation Only		Based on Total Ownership

W.E. Clark	President	10x Base Salary	$20,312,423	$22,542,457	$42,854,880	14.5		30.6
	& CEO

R.E. Dorrance	Vice Chair & Group Head, Wholesale Banking	1x Target Total Direct Compensation(5)	$13,559,198	$7,053,668	$20,612,866	1	.9(5)	2	.9(5)

D.A. Marinangeli	Executive Vice President/ Group Head/ Vice Chair	6x Base Salary	$6,759,594	$1,816,967	$8,576,561	19.3		24.5

W.J. Ryan(6)			US$2,248,098	US$8,172,472	US$10,420,570	2.5		11.5

F.J. Tomczyk			$3,939,430	$3,766,704	$7,706,134	7.9		15.4

Notes:

(1)	The CEO and all other Named Executive Officers have 3 years in which to meet their share ownership requirement. Senior Vice Presidents and Vice Presidents have a 2x base salary and a 1.5x base salary requirement, respectively, and have 5 years to comply. In Wholesale Banking, Presidents/Vice Chairs and Managing Directors have a 4x base salary and a 2x base salary requirement, respectively, with 5 years to comply.

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(2)	The December 30, 2005 TSX closing price for TD Bank common shares was $61.13. December 30th was the last trading day for 2005.
(3)	Includes all direct holdings and DSUs without vesting requirements at December 30, 2005.
(4)	Includes RSUs, PRSUs, DSUs with vesting requirements.
(5)	Mr. Dorrance’s multiple is the multiple of his target Total Direct Compensation (base salary plus annual incentive plus mid/long-term equity) which exceeds six times his base salary at December 30, 2005.
(6)	Represents Mr. Ryan’s TD Bank shareholdings and 50% of his TD Banknorth shareholdings based on Mr. Ryan’s employment agreement. Although the inclusion of TD Banknorth stock options is permitted in this agreement for a transition period, we have excluded the value of Mr. Ryan’s stock options for purposes of this calculation. For information on TD Banknorth executive share ownership requirements, please refer to TD Banknorth’s SEC filings (www.sec.gov).

Guidelines on Overhang, Dilution and Burn Rate

A total of 1,889,628 stock options were granted to eligible executives at year-end 2005, compared to 2,152,760 options at year-end 2004, 2,394,876 options at year-end 2003, and 3,875,400 options at year-end 2002. Including the 2005 year-end grants, the Bank’s performance against the maximum guidelines set for overhang, dilution and burn rate are as follows:

			2005	2004	2003	2002
Rate	Guideline	Description	Actual	Actual	Actual	Actual

Overhang	10% or less of the number of shares outstanding	Overhang is defined as all options available for issue and options outstanding, divided by the total shares outstanding.	4.66%	5.76%	6.49%	7.15%

Dilution	Targeted at 5% or less but never to exceed 7.5% of the number of shares outstanding	Dilution is defined as the total number of options outstanding divided by the total number of shares outstanding.	2.91%	3.59%	4.0%	4.32%

Burn Rate	Less than 1% of the number of shares outstanding	Burn rate is defined as the total number of options issued in a year, divided by the total shares outstanding.	0.27%	0.33%	0.36%	0.62%

Change of Control

Change of control as it relates to executive compensation is dependent upon a “double trigger”: a transaction that is deemed to be a change of control and a loss of job within 24 months of the transaction.

        A change of control occurs when the outstanding voting shares of the Bank represent less than 50 percent of the combined voting power of the new entity, or when there is, or is expected to be, a change of 50 percent or more of the directors of the Bank, or when the Board considers that there are other circumstances where it is appropriate to apply the change of control provision.

        Under the Bank’s stock option plans described above, if an option holder is terminated without cause within 24 months of a change of control, all options will vest immediately upon termination and remain exercisable for 90 days following termination. RSUs, including the PRSUs, vest and are paid out at the original maturity date.

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CORPORATE PERFORMANCE AND COMPENSATION

The chart below shows some of the performance indicators achieved by the Bank in fiscal 2005 and a high-level summary of the overall impact on compensation:

MEASURING PERFORMANCE AND COMPENSATION IMPACT – 2005

	2005 Performance Indicators	2005 TDBFG Results(1)

Shareholder(1)
•	Grow Economic Profit.	—›	19% growth

•	Deliver above peer average Total Shareholder Return.	—›	16.9%, peer average of 12.9%

•	Grow earnings per share by 7-10%.	—›	10% growth

•	Grow revenue faster than expenses in each of our businesses.	—›	Achieved in 3 of 4 businesses

•	Earn a return on risk-weighted assets that exceeds that of all other banks.	—›	2.33% return, highest peer average of 1.8%

Individual business(1)
•	Deliver consistent double-digit earnings growth over time in Canadian Personal and Commercial Banking.	—›	17.4% growth in Canadian Personal and Commercial Banking during the year and 16.4% on average over the last 3 years

•	Grow assets in Wealth Management by 10%.	—›	13% Assets Under Administration growth, 11% Assets Under Management growth

•	Earn a return on invested capital of 15-22% in Wholesale Banking.	—›	22% return

Employee
•	Enhance the employee experience to create an increasingly engaged workforce.	—›	Employee survey score rose to 4.08 in Fall 2005 from 4.03 in Spring 2005 (out of 5)

Customer
•	Enhance the customer experience as measured	—›	86.8%
	by achieving 86% in our overall	—›	Won Synovate, a customer satisfaction survey
	Customer Satisfaction Index.		placing TD Bank ahead of other Canadian banks

Community
•	Support the communities in which we work and live through all of our actions including supporting employee volunteerism and donating a minimum of 1% of domestic, pre-tax profits (three year average) to Canadian charitable and nonprofit organizations.	—›	1.2%, $27.5 million

Note:

(1)	Performance indicators and results, as applicable, are based on full year earnings before the amortization of intangibles and items of note. Earnings before amortization of intangibles and items of note are not defined terms under Canadian generally accepted accounting principles (GAAP) and therefore may not be comparable to similar terms used by other issuers. Further explanations about these measures and reconciliations to GAAP measures are provided in the “How the Bank Reports” and “Economic Profit and Return on Invested Capital” sections of the Management’s Discussion and Analysis on pages 14-16 of the 2005 Annual Report. A more detailed analysis of the Bank’s performance against the shareholder indicators is also provided on page 15 of the 2005 Annual Report.

Impact of 2005 Performance on Annual Incentive Compensation Plans

In 2005, for all Bank executives, excluding PCP participants in the Wholesale Banking, the total ICP funding was above the target but approximately flat to 2004, owing to strong performance in 2005 as detailed above and in the next section entitled CEO Performance and Compensation.

        In 2005, for Wholesale Banking executives, excluding their most senior executives who participate in ICP, the total PCP bonuses in businesses unaffected by the restructuring within TD Securities were up 9%, while bonuses in the businesses affected by the restructuring were down 11% from 2004.

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CEO PERFORMANCE AND COMPENSATION

In addition to the pre-established performance indicators outlined above, the Committee assesses Mr. Clark’s performance against a number of key milestones which were agreed between the CEO and the Board early in the year. Milestones represent key areas of strategic focus for the CEO and the senior executive team, many of which are multi-year and critical to the Bank’s delivery of sustained long-term results.

        For 2005 these milestones included: building organizational capacity for the future (including leadership talent); increasing diversity in the workplace; continuing to improve risk infrastructure and controls; driving a stronger sales and service culture; and the development and execution of our U.S. strategy.

        The Committee was pleased with the performance of the Bank during 2005 and for the last three years under Mr. Clark’s leadership. In particular, the Committee is very pleased with the performance of our Canadian Personal and Commercial Bank which continues to outperform its peers, the continued progress on our domestic Wealth Management strategy, the strategic repositioning of the Wholesale Bank, and the development and execution of our U.S. strategy including TD Banknorth, the subsequent Hudson United Bancorp acquisition and the transaction to create TD Ameritrade, one of the top three players in the U.S. online brokerage business.

        The performance of the Bank’s stock reflects a TSR of 16.9% in 2005 and 26.8% per year over the last three years due to the strong performance of the Bank, the excellent positioning for future growth, the unique risk profile of the Bank relative to its peers and the excellent progress on our U.S. strategy. These favourable factors were considered in deciding the compensation for Mr. Clark for 2005.

        However, in addition to the strong earnings growth and strategic repositioning of the Bank for future growth, the Committee also took into account the increased Enron litigation provision and the restructuring charges taken in the Wholesale Bank during the year — both of which had a real cost to the Bank and its shareholders. In looking at these negative factors, the Committee noted that Mr. Clark was not the CEO of the Bank during the time at issue of the Enron litigation, and noted that the restructuring charges in the Wholesale Bank were proactively applied to reposition the business from the direction taken before Mr. Clark became the CEO.

        Bearing in mind these considerations, both the Committee and Mr. Clark felt that it was appropriate to reduce Mr. Clark’s bonus for 2005 despite the strong performance of the Bank. In their view each of these negative factors had a real cost to the Bank and its shareholders and as the most senior leader of the Bank, Mr. Clark’s bonus should be reduced accordingly regardless of the strong performance of the Bank overall.

        Mr. Clark’s 2005 compensation is summarized in the following three-year summary table:

W.E. Clark President & CEO

	2005 ($)		2004 ($)	2003 ($)

Annualized Base Salary	1,400,000		1,413,825	1,300,344
Cash Bonus	1,750,000		3,000,000	2,000,000
Total Cash	3,150,000		4,413,825	3,300,344
PRSUs	4,825,000		3,075,001	3,000,009
Stock Options	3,075,000		3,075,008	3,150,031
DSUs	--		1,000,000	1,625,000
Total Equity(1)	7,900,000		7,150,009	7,775,040
TD Pension Arrangement	554,000		503,000	440,000
Continuation of CT Pension Arrangement	516,000		493,000	433,000
Continuation of Other CT Compensation(2)	--		276,000	779,000
Annual Pension Service Cost	1,070,000	(3)	1,272,000	1,652,000
Other Compensation(4)	132,485		99,775	20,208

Total Compensation	12,252,485		12,935,609	12,747,592

Notes:

(1)	The equity awards are based on the implied value at time of grant as described above under “Compensation Mix and Valuation.” The ultimate value of the equity awards is highly dependent on future share price appreciation/depreciation and for PRSUs the Bank’s TSR relative to its peers.
(2)	The Other CT Compensation was a Term Certain Annuity that Mr. Clark was granted by CT Financial Services Inc. while he was President and Chief Executive Officer. In 2004, the accrued portion was converted into a pension that does not increase with additional service. Mr. Clark was granted additional Deferred Share Units in 2004 to replace the growth in the Term Certain Annuity. The details of this arrangement are disclosed under “Employment Arrangements for Mr. Clark.”
(3)	In addition to the annual pension service cost disclosed above, the Bank was obliged to honor and continue certain obligations to Mr. Clark based on his agreement at Canada Trust.
(4)	Other compensation includes perquisites and premiums for employer paid term life insurance as outlined in the Summary Compensation Table.

        As supplementary information to shareholders, the Board approved a base salary increase for Mr. Clark effective January 1, 2006 of $100,000. The Committee felt the base salary increase was warranted to recognize Mr. Clark’s sustained performance in leading the Bank and building it for the future, and accordingly to position his base salary ahead of his Canadian banking peers. In total, Mr. Clark’s compensation has shifted more towards equity-based compensation, away from fixed or annual compensation to reinforce the alignment with shareholder interests. In 2005, notwithstanding the Bank’s excellent results and Mr. Clark’s exemplary leadership, Mr. Clark’s total compensation is lower than it was in 2004 owing to the reduced cash bonus.

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REMAINING NAMED EXECUTIVE OFFICER COMPENSATION

The following table shows 2003, 2004 and 2005 fiscal year total compensation for each remaining Named Executive Officer except for Mr. Ryan. Historical compensation information for Mr. Ryan is available in TD Banknorth’s SEC filings (www.sec.gov).

THREE-YEAR COMPENSATION SUMMARY FOR REMAINING NAMED EXECUTIVE OFFICERS

R.E. Dorrance Vice Chair & Group Head, Wholesale Banking

	2005 ($)	2004 ($)	2003 ($)

Annualized Base Salary	500,000	484,658	400,000
Cash Bonus	1,501,250	2,250,000	2,000,000
Total Cash	2,001,250	2,734,658	2,400,000
PRSUs	1,750,085	1,750,094	1,750,066
Stock Options	1,750,010	1,750,021	1,750,022
DSUs	498,750	750,000	500,000
Total Equity(1)	3,998,845	4,250,115	4,000,088
Annual Pension Service Cost	N/A	N/A	N/A
Other Compensation(2)	933	914	778

Total Compensation	6,001,028	6,985,687	6,400,866

F.J. Tomczyk Vice Chair, Corporate Operations

	2005 ($)		2004 ($)	2003 ($)

Annualized Base Salary	501,374		502,748	501,374
Cash Bonus	901,253		850,000	800,000
Total Cash	1,402,627		1,352,748	1,301,374
PRSUs	800,008		900,018	800,027
Stock Options	1,200,035		900,005	800,037
DSUs	698,747	(3)	350,000	300,000
Total Equity(1)	2,698,790		2,150,023	1,900,064
Annual Pension Service Cost	147,000		135,000	114,250
Other Compensation(2)	78,745		950	976

Total Compensation	4,327,162		3,638,721	3,316,664

D.A. Marinangeli Executive Vice President & CFO

	2005 ($)	2004 ($)	2003 ($)

Annualized Base Salary	350,000	350,959	350,000
Cash Bonus	700,000	450,000	450,000
Total Cash	1,050,000	800,959	800,000
PRSUs	--	675,051	550,088
Stock Options	1,350,018	675,029	550,034
DSUs	300,000	450,000	100,000
Total Equity(1)	1,650,018	1,800,080	1,200,122
Annual Pension Service Cost	123,000	115,000	101,850
Other Compensation(2)	653	662	680

Total Compensation	2,823,671	2,716,701	2,102,652

W.J. Ryan(4) Chairman, President & CEO, TD Banknorth

	2005 (U.S.$)

Annualized Base Salary	906,423
Cash Bonus	240,560
Total Cash	1,146,983
PRSUs/RSUs	7,314,774
Stock Options	1,829,175
DSUs	--
Total Equity(1)	9,143,949
Annual Pension Service Cost	388,000	(5)
Other Compensation(2)	1,268,278

Total Compensation	11,947,210

Notes:

(1)	The equity awards are based on the implied value at time of grant as described above under “Compensation Mix and Valuation.” The ultimate value of the equity awards is highly dependent on future share price appreciation/depreciation and for PRSUs the Bank’s TSR relative to its peers.
(2)	Other compensation includes perquisites and premiums for employer-paid term life insurance as outlined in the Summary Compensation Table.
(3)	A new feature was added to the DSU plan in 2005 which attaches vesting requirements on certain DSU awards made to select senior executives. $400,000 of the DSUs for Mr. Tomczyk have a 5-year vesting provision.
(4)	Mr. Ryan became an executive officer of the Bank on March 1, 2005 upon completion by the Bank of the acquisition of a majority stake in TD Banknorth. Mr. Ryan’s 2005 compensation noted above is based on a November 1, 2004 to October 31, 2005 time period.
(5)	The period of annual pension service cost for Mr. Ryan is January 1, 2004 to December 31, 2004 in accordance with the period covered in TD Banknorth’s proxy statement dated April 20, 2005.

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EXECUTIVE COMPENSATION

The disclosure of executive compensation as outlined previously under “CEO Performance and Compensation” and “Remaining Named Executive Officer Compensation” is presented for greater clarity and ease of understanding. The following disclosure is a prescribed regulatory disclosure.

SUMMARY COMPENSATION TABLE

		Annual Compensation						Mid/Long-Term Compensation

								Awards							Payouts

Name and		Fiscal Salary		Bonus			Other Annual Compensation(2)	Securities Under Options/ SARs Granted(3)		Shares or Units Subject to Resale Restrictions(5) ($)					LTIP Payouts			All Other Compensation(8)
Principal Position	Year	($)		($)			($)	(#)		RSU(6)			DSU(7)		($)			($)

W.E. Clark	2005		$1,400,000		$1,750,000	(1)	$111,239	213,472	(4)		$4,825,239	(4)	$--			--			$21,246
President & CEO	2004		$1,413,825		$3,000,000		$78,310	239,412			$3,075,001		$1,000,000			--			$21,465
	2003		$1,300,344		$2,000,000		--	285,112			$3,000,009		$1,625,000			--			$20,208

R.E. Dorrance	2005		$500,000		$1,501,250	(1)	--	121,488	(4)		$1,750,085	(4)	$498,750	(1)		--			$933
Vice Chair & Group	2004		$484,658		$2,250,000		--	136,252			$1,750,094		$750,000			--			$914
Head, Wholesale	2003		$400,000		$2,000,000		--	158,396			$1,750,066		$500,000			--			$778
Banking

D.A. Marinangeli(14)	2005		$350,000		$700,000	(1)	--	93,720	(4)		--		$300,000	(1)		--			$653
Executive Vice	2004		$350,959		$450,000		--	52,556			$675,051		$450,000			--			$662
President & CFO	2003		$350,000		$450,000		--	49,784			$550,088		$100,000			--			$680

F.J. Tomczyk	2005		$501,374		$901,253	(1)	$77,808	83,308	(4)		$800,008	(4)	$698,747	(1)		--			$937
Vice Chair, Corporate	2004		$502,748		$850,000		--	70,072			$900,018		$350,000			--			$950
Operations	2003		$501,374		$800,000		--	72,412			$800,027		$300,000			--			$976

W.J. Ryan(9)	2005	U.S	.$906,423	U.S	.$240,560		--	217,500	(10)	U.S.$	7,314,774	(11)	--		U.S.$	6,260,440	(12)	U.S.$	1,268,278	(13)
Chairman,
President & CEO
TD Banknorth

Notes to Summary Compensation Table:

(1)	Awarded on December 8, 2005 with respect to 2005 performance.
(2)	The amount for Mr. Clark includes club memberships totaling $26,321 and transportation services totaling $84,517 The amount for Mr. Tomczyk includes club memberships (including club initiation fees) totaling $61,443 and transportation services totaling $16,365. The appropriate taxable benefit is incurred for the amounts shown.
(3)	The units are for options, which are granted based on their fair value. The fair value of the options granted is estimated at the date of grant using a Black-Scholes valuation model and assumptions for the following variables (i) risk-free interest rate, (ii) expected life of the option, (iii) expected volatility of the Bank’s stock price, (iv) and the expected dividend yield of the Bank’s stock.
(4)	Awarded on December 8, 2005 in respect of fiscal 2006.
(5)	The numbers in the chart above show the value at the date of grant. The aggregate holdings and value of all units for all Named Executive Officers as at December 30, 2005 are as follows:

	RSU				DSU		Total RSU and DSU

Name	# Initial Units	# Units +/- Performance Adjustment	Value on Dec. 30, 2005		# Units	Value on Dec. 30, 2005	# Units	Value on Dec. 30, 2005

W.E. Clark	216,588	13,475		$14,063,751	465,659	$28,465,752	695,722		$42,529,503

R.E. Dorrance	107,583	7,805		$7,053,668	37,068	$ 2,265,970	152,456		$9,319,638

D.A. Marinangeli	27,108	2,615		$1,816,967	41,224	$ 2,520,003	70,947		$4,336,970

F.J. Tomczyk	51,204	3,697		$3,356,098	42,164	$ 2,577,474	97,065		$5,933,572

W.J. Ryan	189,296	(3,678)	U.S.	$8,784,919	--	--	185,619	U.S.	$8,784,919

Mr. Clark’s DSUs include 170,000 units awarded to Mr. Clark as part of changes made to his employment agreement described in the section titled “Pension Arrangements for Mr. Clark”. Mr. Clark will be eligible for redemption of the 170,000 units only if he has continued employment with the Bank until age 63. If he were to terminate employment sooner than age 63, he would be eligible for a pro-rated portion of the 170,000 units, specifically: 22% effective June 1, 2005; 41% effective June 1, 2006; 59% effective June 1, 2007; 74% effective June 1, 2008; and 88% effective June 1, 2009.

Mr. Ryan’s holdings include TD Bank RSUs and TD Banknorth RSUs.

The values above are calculated for purposes of this chart using the December 30, 2005 TSX closing price for TD Bank common shares, which was $61.13 and for Mr. Ryan, the December 30, 2005 NYSE closing price for TD Banknorth common shares, which was U.S.$29.05.

34    THE TORONTO-DOMINION BANK    PROXY CIRCULAR

(6)	Except for Mr. Ryan for whom details are given in footnote 11, these units incorporate a performance target tied to growth in economic profit and, after December 2005, Total Shareholder Return, and are redeemed on the third anniversary of the award date. Dividend equivalents are not paid on these units. Payment is based on the 20 trading day average of the high and low prices at which TD Bank common shares traded on the TSX on the 20 trading days preceding the redemption date.

(7)	A portion of annual incentive compensation is delivered in the form of DSUs. Dividend equivalents are paid on these units. Units are redeemable only after retirement or termination. Payment is based on the 20 trading day average of the high and low prices at which TD Bank common shares traded on the TSX on the 20 trading days preceding the day the participant provides redemption instructions.

(8)	Except for Mr. Ryan (see note 13), all figures in this column reflect the premiums and applicable provincial sales taxes paid by the Bank for term life insurance for each Named Executive Officer. Mr. Clark’s employment agreement provides for additional term life insurance coverage to be paid by the Bank.

(9)	Mr. Ryan became an executive officer of the Bank on March 1, 2005 upon completion of the acquisition by the Bank of a majority stake in TD Banknorth. Historical compensation information for Mr. Ryan is available in TD Banknorth’s SEC filings (www.sec.gov).

(10)	Mr. Ryan received two TD Banknorth stock option awards in 2005: 72,500 options awarded on March 31, 2005 and 145,000 options awarded on October 25, 2005.

(11)	For Mr. Ryan this amount includes a U.S.$6,000,000 TD Bank RSU grant on March 1, 2005, which will vest through March 1, 2008 subject to earlier vesting under certain circumstances.

(12)	Represents accelerated long-term cash awards made pursuant to the change of control provision of the Banknorth Executive Incentive Plan in connection with TD Bank’s acquisition of a majority interest in TD Banknorth, which were paid in December 2004.

(13)	Includes matching contributions by TD Banknorth pursuant to their 401(k) Plan. The 2005 amount includes a lump sum premium in the amount of U.S.$1,260,000 paid by TD Banknorth to purchase and deliver to Mr. Ryan a U.S.$5,000,000 whole life insurance policy on his life.

(14)	Effective November 1, 2005, Mr. Marinangeli’s title is Executive Vice President, Corporate Development.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED CALENDAR YEAR

Name	Securities Under Options/SARs Granted		% of Total Options/SARs Granted to Employees in the Calendar Year		Exercise or Base Price ($/Security)		Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date of Grants

W.E. Clark	213,472	(1)	11.3%	(2)		$60.02	$ 60.02	December 8, 2012

R.E. Dorrance	121,488	(1)	6.4%	(2)		$60.02	$ 60.02	December 8, 2012

D.A. Marinangeli	93,720	(1)	5.0%	(2)		$60.02	$ 60.02	December 8, 2012

F.J. Tomczyk	83,308	(1)	4.4%	(2)		$60.02	$ 60.02	December 8, 2012

W.J. Ryan	145,000	(3)	3.3%	(4)	U.S.$	28.92	U.S.$ 28.92	October 25, 2015

	72,500	(3)	1.6%	(4)	U.S.$	31.24	U.S.$ 31.24	March 31, 2015

Notes to Options/SAR Grant Table:

(1)	Awards were granted on December 8, 2005 for TD Bank common shares. The first 25% of the award becomes exercisable after one year, the second 25% after two years, the third 25% after three years and the final 25% after four years. The units are for options, which are granted based on their fair value. The fair value of the options granted is estimated at the date of grant using a Black-Scholes valuation model and assumptions for the following variables: (i) risk-free interest rate, (ii) expected life of the option, (iii) expected volatility of the Bank’s stock price, (iv) and the expected dividend yield of the Bank’s stock.
(2)	Percentage of total options granted to employees of the Bank to buy TD Bank common shares.
(3)	Consists of awards granted pursuant to TD Banknorth’s stock option plan on October 25, 2005 and March 31, 2005, respectively. For both awards, 33% of the award becomes exercisable after one year, 34% after two years, 33% after three years.
(4)	Percentage of total options granted to TD Banknorth employees to buy TD Banknorth common shares.

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AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED

CALENDAR YEAR AND CALENDAR YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs at Calendar Year-End (#)		Value of Unexercised in-the-Money Options/SARs at Calendar Year-End ($)

			Exercisable	Unexercisable	Exercisable	Unexercisable

W.E. Clark	--	--	1,722,934(1)	688,962(1)	$39,877,478(1)(2)	$9,474,259(1)(2)

R.E. Dorrance	--	--	289,961(1)	361,775(1)	$ 6,469,908(1)(2)	$4,424,039(1)(2)

D.A. Marinangeli	--	--	286,806(1)	175,504(1)	$ 7,709,730(1)(2)	$1,553,690(1)(2)

F.J. Tomczyk	--	--	252,474(1)	199,518(1)	$ 5,716,743(1)(2)	$2,201,293(1)(2)

W.J. Ryan	--	--	885,530(3)	424,920(3)	U.S.$ 7,050,422(3)(4)	U.S.$1,409,918(3)(4)

Notes to Aggregate Options/SAR Exercises Table:

(1)     Options refer to options for TD Bank common shares.
(2)     Closing price on the TSX on December 30, 2005 of TD Bank common shares was $61.13.
(3)     Options refer to options for TD Banknorth common shares.
(4)     Closing price on the NYSE on December 30, 2005 of TD Banknorth common shares was U.S.$29.05.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table shows as of January 26, 2006 aggregated information for compensation plans under which equity securities of the Bank are authorized for issuance from treasury. The figures shown relate to the Bank’s stock option plans (each approved by shareholders) described above. The Bank does not have any equity compensation plans not approved by securityholders.

Equity Compensation Plans	Securities to be issued upon exercise of outstanding options (a)		Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)		Total Options Outstanding & Available for Grant

	% of common shares outstanding	No.		% of common shares outstanding	No.	% of common shares outstanding	No.

1993 Stock Option Plan	0.6%	4,545,063	$31.81	--	--	0.6%	4,545,063
2000 Stock Incentive	2.2%	15,873,429	$42.87	1.8%	12,501,537	4.0%	28,374,966

Total	2.8%	20,418,492	$40.38	1.8%	12,501,537	4.6%	32,920,029

PENSION ARRANGEMENTS

PENSION ARRANGEMENTS FOR NAMED EXECUTIVE OFFICERS

With reference to the Named Executive Officers, Mr. Dorrance is not a participant in the Bank’s registered pension plan or the supplemental plan. Mr. Ryan participates in the TD Banknorth qualified defined benefit retirement plan and supplemental pension arrangements (see below under “Employment Arrangements for Mr. Ryan”). Mr. Clark’s arrangements are explained below under “Pension Arrangements for Mr. Clark.”

        The remaining Named Executive Officers of the Bank participate in the Bank’s registered pension plan, the Pension Fund Society (the “TD Plan”) and a supplemental plan from which the majority of their pension benefit will be payable. Annual supplemental pension benefits are payable to certain officers of the Bank at age 63. These supplemental pension benefits are calculated as the greater of:

•	2% of the average of the final five years of salary and incentive compensation payments (capped in the

36    THE TORONTO-DOMINION BANK    PROXY CIRCULAR

manner described below) per year of service to a maximum of 30 years, or

•	2% of the average of the final five years of salary, per year of service to a maximum of 35 years,

less $2,000.00 for each year of service ($1,722.22 for each year of service prior to December 23, 2002 for Mr. Tomczyk) to a maximum of 35 years less an adjustment for Canada Pension Plan benefits.

        For purposes of these supplemental pension benefits incentive compensation payments reported as bonus and DSUs in the Summary Compensation Table cannot, in any one fiscal year, exceed 120% of the Named Executive Officer’s salary rate in effect at the end of that fiscal year. Messrs. Marinangeli’s and Tomczyk’s capped incentive compensation payments are $420,000 and $601,649, respectively.

PENSION PLAN TABLE

The following table reflects the annual supplemental pension benefits payable at age 63 for the various earnings and service combinations shown.

Final Average Earnings	Years of Service

	15	20	25	30	35

$ 500,000	$115,738	$154,317	$192,896	$ 231,476	$ 220,055

$ 750,000	$190,738	$254,317	$317,896	$ 381,476	$ 370,055

$1,000,000	$265,738	$354,317	$442,896	$ 531,476	$ 520,055

$1,250,000	$340,738	$454,317	$567,896	$ 681,476	$ 670,055

$1,500,000	$415,738	$554,317	$692,896	$ 831,476	$ 820,055

$1,750,000	$490,738	$654,317	$817,896	$ 981,476	$ 970,055

$2,000,000	$565,738	$754,317	$942,896	$1,131,476	$1,120,055

        Messrs. Tomczyk and Marinangeli are also entitled to annual pension benefits at age 63 from the TD Plan which provides annual defined pension benefits of $2,000.00 for each year of credited service under the TD Plan, to a maximum of 35 such years. All pension benefits payable from the supplemental plan and the TD Plan are payable for life. Upon death, reduced payments continue to the surviving spouse. Mr. Tomczyk is also entitled to benefits under the defined contribution portion of the registered pension plan of Canada Trustco Mortgage Company (the “CT Plan”) in respect of his service prior to August 19, 2002. Contributions to the CT Plan made by the Bank on his behalf ceased on August 18, 2002. At October 31, 2005 the value of Mr. Tomczyk’s defined contribution pension plan account was $92,587.

        The estimated annual pension benefit payable for Mr. Tomczyk, Mr. Marinangeli and Mr. Ryan is $436,500, $640,000 and U.S.$1,030,000, respectively. The estimated annual pension benefit includes benefits payable from the supplemental pension arrangements and the registered or qualified plans in which the Named Executive Officer participates and is calculated assuming current salary and incentive compensation payments continuing unchanged until retirement and with service projected to normal retirement age. Mr. Ryan’s benefit further assumes an 8% return on defined contribution investment accounts.

        Other pertinent details, including the accrued benefit obligation for each participating Named Executive Officer, are set out in the table below.

ACCRUED NAMED EXECUTIVE OFFICER PENSION OBLIGATION

Name	2005 Service Cost(1)(2)(4)	Accrued Obligation at October 31, 2005(1)(3)(4)	Age as of October 31, 2005	Credited Service at October 31, 2005(5)	Normal Retirement Age

F.J. Tomczyk	$147,000	$1,594,000	50	7.8	63

D.A. Marinangeli	$123,000	$5,544,000	55	18.7	63

W.J. Ryan(6)	U.S.$388,000	U.S.$9,255,000	62	21.3	65

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Notes:

(1)	Includes benefits payable from the supplemental pension arrangements and the registered or qualified plans in which the Named Executive Officer participates.
(2)	Service cost is the value of the portion of the projected pension accrued during the reporting period.
(3)	Accrued obligation is the value of the portion of the projected pension accrued for service at the end of the reporting period.
(4)	All values above have been determined using the same actuarial assumptions as were used for determining the pension obligations and pension expense disclosed in Note 15 of the 2005 consolidated financial statements of the Bank, in the case of Messrs. Tomczyk and Marinangeli, and, in the case of Mr. Ryan, Note 20 to the Consolidated Financial Statements of Banknorth Group, Inc. (the predecessor of TD Banknorth), included in Item 8 of its Form 10-K Annual Report for the Year Ended December 31, 2004, as amended, filed with the SEC on March 7, 2005 (with the exception of the discount rate assumption, which was changed to 5.5% for determination of the accrued obligation as of October 31, 2005).
(5)	Represents credited service for the Named Executive Officer’s supplemental pension arrangements, which provide the majority of the pension benefit. Credited service for the registered or qualified plan, as applicable, is 2.8 years for Mr. Tomczyk, 13.4 years for Mr. Marinangeli, and 15.8 years for Mr. Ryan.
(6)	Mr. Ryan’s benefit has been calculated effective October 31, 2005 to align with the Bank’s reporting period. Effective March 1, 2005, co-incident with the acquisition of a majority stake in TD Banknorth by the Bank, Mr. Ryan was provided with an additional future pension entitlement as described on page 30 of the TD Banknorth proxy statement dated April 20, 2005 incorporated herein by reference as described under “Employment Arrangements for Mr. Ryan” below. The estimated annual pension benefit reported above has been re-calculated to reflect the compensation to be included in the enhanced supplemental arrangements.

        The estimated annual pension benefits, service cost and accrued benefit obligations for the Named Executive Officers including Mr. Clark (as described below), are estimated amounts based on assumptions and as such may not be comparable to similar amounts provided by other issuers and may change over time as a result of a number of factors, such as changes to the assumptions and changes in compensation.

PENSION ARRANGEMENTS FOR MR. CLARK

Mr. Clark is entitled to benefits under the defined contribution portion of the CT Plan in respect of his service prior to August 19, 2002. Contributions to the CT Plan made by the Bank on his behalf ceased on August 18, 2002. Subsequent to that date, Mr. Clark is entitled to annual pension benefits at age 63 from the TD Plan. The TD Plan provides annual defined pension benefits to Mr. Clark of $2,000.00 for each year of credited service under the TD Plan, to a maximum of 35 such years. The TD Plan pension is payable for life. Upon death, reduced payments continue to the surviving spouse.

        Mr. Clark also has supplemental pension arrangements under the terms of his employment agreement with the Bank. As described in the following section entitled Employment Arrangements for Named Executive Officers, the prior Term Certain Annuity arrangement with Mr. Clark was discontinued in 2004 and replaced by additional annual pension benefits and Deferred Share Units in order to further align his interests with those of shareholders. The additional annual pension arising from the discontinuance of the prior Term Certain Annuity has been included in this section as part of Mr. Clark’s total supplemental pension arrangements.

        The agreement provides for a lifetime supplemental pension benefit determined on a schedule that specifies an escalating percentage benefit based on the date Mr. Clark leaves the Bank’s employment and the annual average of his highest consecutive 36 months’ salary, and is inclusive of the pensions under the CT Plan and the TD Plan. In 2004, the 60% surviving spouse benefit was replaced by a 100% surviving spouse benefit and the escalating percentage was reduced on an equivalent value basis. For the purposes of the agreement, credited service at October 31, 2005 is 14 years for his supplemental pension and 2.8 years for his TD Plan pension. At age 63, the age at which he would normally retire under the terms of the agreement, Mr. Clark will have 19 years of service for his supplemental pension and 7.8 years for his TD Plan pension. At age 63, the benefit under his agreement will pay him an annual income, inclusive of the pensions under the CT Plan and the TD Plan, of 165.9% of the annual average of his highest consecutive 36 months’ salary. Based on his 2005 salary continuing unchanged until retirement, this benefit, inclusive of the pensions under the CT Plan and the TD Plan, will be comprised of $1,696,800 of supplemental pension and $625,800 of additional pension attributable to the former Term Certain Annuity arrangement.

        The change in the accrued benefit obligation from October 31, 2004 to October 31, 2005, for Mr. Clark’s supplemental pension arrangements described in this section (inclusive of the pensions under the CT and TD Plans), is set out below. As discussed in the following section, Mr. Clark’s pension arrangements are based on the obligations that CT had provided to Mr. Clark for pension and certain other compensation under its employment agreement with him and which the Bank was obliged to continue. The following table breaks out the total service cost and accrued obligation

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for Mr. Clark’s current pension arrangements between the amounts attributable to:

•	the supplemental pension Mr. Clark otherwise would have at age 63 had his pension been determined in the same manner as for other Named Executive Officers, as described above (the “TD Pension Arrangement”);

•	the incremental supplemental pension at age 63 that results from the pension arrangements that CT provided to Mr. Clark (the “CT Pension Arrangement”); and

•	the additional pension at age 63 that arises from the discontinuance of the Term Certain Annuity (the “Other CT Compensation”).

ACCRUED CEO PENSION OBLIGATION

W.E. Clark	2005 Service Cost(1)(2)(4)	Accrued obligation at October 31, 2005(1)(3)(4)	Credited Service at October 31, 2005	Normal Retirement Age

TD Pension Arrangement	$554,000	$9,410,000	14.0	63

Continuation of CT Pension Arrangement	$516,000	$8,395,000	14.0	63

Continuation of Other CT Compensation	--	$7,408,000	N/A	63

Notes:

Please refer to footnotes (1), (2), (3) and (4) under the “Accrued Named Executive Officer Pension Obligation” table above.

EMPLOYMENT ARRANGEMENTS FOR NAMED EXECUTIVE OFFICERS

EMPLOYMENT ARRANGEMENTS FOR MR. CLARK

Prior to its acquisition by the Bank, Mr. Clark was President and Chief Executive Officer of CT Financial Services Inc. (“CT”), and was party to an employment agreement with CT. At the time of the completion of the acquisition, Mr. Clark entered into an employment agreement with the Bank. The terms of Mr. Clark’s agreement were based on CT’s obligations under its agreement with him, including pension arrangements typical for a chief executive officer hired in mid-career and compensation equivalent to thirty months of salary, bonus and pension accrual should Mr. Clark leave the Bank for whatever reason on or prior to January 31, 2003. To ensure the retention of Mr. Clark’s services beyond January 31, 2003, it was necessary for the Bank to continue to honour the compensation and pension rights that would otherwise be available to Mr. Clark should he leave the Bank prior to January 31, 2003. To accomplish this, Mr. Clark’s agreement was re-written and the Term Certain Annuity and the pension arrangements discussed in prior years’ management proxy circulars were provided to Mr. Clark. At that time, Mr. Clark gave up his right to the voluntary resignation compensation discussed above.

        Mr. Clark’s employment agreement with the Bank was amended in October 2002 to reflect Mr. Clark’s new responsibilities as CEO, assumed on December 20, 2002. At that time, Mr. Clark gave up certain pension and other rights available to him under his previous agreement with CT and continued by the Bank until that time.

        In 2004, Mr. Clark’s employment agreement was further amended. The Term Certain Annuity arrangement was discontinued and was replaced by Deferred Share Units and additional pension benefits. The previously guaranteed growth in value of the Term Certain Annuity from October 10, 2004 to age 63 was converted into 170,000 Deferred Share Units. For Mr. Clark to receive equivalent value at age 63, the Bank must earn a 10% annual compound total shareholder return. This effectively puts what was previously a guaranteed amount to Mr. Clark at risk by linking it to performance and this clearly aligns with the interests of the Bank’s shareholders. In addition, the Deferred Share Units vest on an annual basis between now and when Mr. Clark turns 63 on a basis consistent with the former Term Certain Annuity. The vesting schedule associated with these DSUs is as follows: 22% effective June 1, 2005; 41% effective June 1, 2006; 59% effective June 1, 2007; 74% effective June 1, 2008; 88% effective June 1, 2009; and 100% effective June 1, 2010, the year in which Mr. Clark turns age 63.

        The portion of the Term Certain Annuity accrued to Mr. Clark as at October 10, 2004 was converted to an additional pension of equivalent value payable at age 63. This additional pension is included with the supplemental pension described under “Pension Arrangements for Mr. Clark” above.

        In the event that Mr. Clark is terminated by the Bank without cause, the employment agreement provides that he shall receive severance, consisting of salary and variable pay (bonus) for a period equal to the lesser of 30 months and the time remaining until Mr. Clark reaches age 63. For this purpose, the bonus component will be calculated as the

THE TORONTO-DOMINION BANK    PROXY CIRCULAR    39

greater of his prior 3-year average annual bonus amount paid or the target bonus at the date of termination. In addition Mr. Clark is entitled to certain supplemental pension benefits described under “Pension Arrangements for Mr. Clark”. Finally, Mr. Clark will receive a cash payment representing vested Deferred Share Units (DSUs) under the Bank’s Senior Executive Deferred Share Unit Plan (SEDSUP) a portion of which represents compensation that was earned by Mr. Clark as annual incentive but was delivered as DSUs (see aggregate DSU holdings outlined in footnote 5 to the Summary Compensation Table.)

        Under the terms of his agreement, Mr. Clark is obliged to honour non-competition and non-solicitation covenants, or risk the reduction or, in certain cases, forfeiture, of the amounts otherwise payable under this agreement.

EMPLOYMENT ARRANGEMENTS FOR MR. TOMCZYK

Based on certain obligations of CT in an agreement with Mr. Tomczyk (who was formerly an officer of CT), Mr. Tomczyk has an employment agreement with the Bank that entitles him to receive a lump sum payment of $120,000 upon resignation, retirement or termination. Mr. Tomczyk’s employment agreement also provides for payment of a term certain annuity upon resignation, retirement or termination. The term certain annuity is determined based on a schedule that specifies an escalating amount based on the date Mr. Tomczyk leaves the Bank’s employment. At February 1, 2006, the annual term certain annuity is $215,000 increasing to $230,000 on February 1, 2007, and thereafter by 3.39% for each year from February 1, 2007 until the date he leaves the Bank’s employment. The term certain annuity commences on the first of the month following the date Mr. Tomczyk’s employment ends and is payable for a guaranteed 15 years.

EMPLOYMENT ARRANGEMENTS FOR MR. MARINANGELI

The Bank and Mr. Marinangeli have agreed to the following arrangement should he retire on January 31, 2007. From February 1, 2007 to January 31, 2009, Mr. Marinangeli will be hired by the Bank on a contractual basis earning a salary of $350,000 per annum. Prior to his retirement and upon successful transition of his job responsibilities, Mr. Marinangeli will receive a restricted share unit award of $675,000 that will be granted in December 2006. Based on mutual consent with the Bank, Mr. Marinangeli’s retirement can be deferred beyond January 31, 2007.

        During the fiscal year, Mr. Marinangeli’s employment agreement was revised to provide for additional supplemental annual pension benefits of $250,000 per annum, commencing at age 62. This additional entitlement is conditional on Mr. Marinangeli remaining employed with the Bank until January 31, 2007 and is subject to a non-compete provision.

EMPLOYMENT ARRANGEMENTS FOR MR. RYAN

The Bank and TD Banknorth are parties to the employment agreement with Mr. Ryan which was entered into in connection with the negotiation of the terms of the acquisition by TD and Banknorth Group, Inc. in order to increase the likelihood that Mr. Ryan will remain in the employ of TD Banknorth following completion of the acquisition. This agreement, which became effective upon completion of the acquisition on March 1, 2005, and superseded the then-existing severance agreement between Banknorth Group, Inc. and Mr. Ryan, provides that during the five-year period following the completion of the acquisition, Mr. Ryan will be employed as Chairman, President and Chief Executive Officer of TD Banknorth and will serve as a director and Vice Chair of the Bank.

        Full details of Mr. Ryan’s pension and employment arrangements are described under the headings “Pension Plan” and “Employment and Retention Agreements” on pages 29 to 33 of TD Banknorth’s definitive proxy statement dated April 20, 2005 filed with the SEC on that date. The description of these arrangements as they apply to Mr. Ryan is incorporated by reference into this circular and in the case of pension arrangements is further supplemented by the disclosure above under the heading “Pension Arrangements for Named Executive Officers” above. The relevant excerpt from the TD Banknorth proxy statement has been filed with this circular on SEDAR (www.sedar.com) and is available promptly for free by contacting TD Shareholder Relations as set out on the back cover. The complete TD Banknorth proxy statement is also available on EDGAR (www.sec.gov) and TD Banknorth’s website (www.tdbanknorth.com/investorrelations/). The arrangements described in TD Banknorth’s most recent proxy statement are as at December 31, 2004. As noted, the arrangements became effective on March 1, 2005 and were in existence at the end of the Bank’s most recently completed year. TD Banknorth’s proxy statement for its upcoming Annual Meeting is expected to be filed with the SEC at the end of March or early April 2006.

40    THE TORONTO-DOMINION BANK    PROXY CIRCULAR

FIVE YEAR TOTAL SHAREHOLDER RETURN COMPARISON

The following graph assumes that $100 was invested on October 31, 2000 in Bank common shares, the S&P/TSX Composite Index (formerly the TSE 300 Composite Index) and the S&P/TSX Composite Index Banks (formerly the TSX Banks and Trusts Sub-group), respectively.

CUMULATIVE VALUE OF A $100 INVESTMENT ASSUMING REINVESTMENT OF DIVIDENDS

Note:

(1)	With dividends reinvested at the price determined by the Bank pursuant to the Bank’s Dividend Reinvestment Plan commencing from the dividend paid on April 30, 2002, which was the first dividend paid by the Bank to which the Dividend Reinvestment Plan applied.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Except for routine indebtedness, there is no outstanding indebtedness for any employees, executive officers and directors of the Bank.

DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE

The Bank has purchased, at its expense, a blended insurance program that includes directors’ and officers’ liability insurance. This insurance provides protection for directors and officers against liability incurred by them in their capacity as directors and officers of the Bank and its subsidiaries. This part of the policy has a dedicated policy limit of $300,000,000 per claim and in the aggregate for the 12 months ending May 1, 2006. There is no deductible for this coverage. The insurance applies in circumstances where the Bank may not indemnify its directors and officers for their acts or omissions. Premiums paid by the Bank relating to unindemnifiable directors’ and officers’ liability insurance are approximately $800,000.

DIRECTORS’ APPROVAL

The Board of Directors has approved the contents of this management proxy circular and its sending to the common shareholders.

Kevin N. Thompson
Vice President, Legal and Corporate Secretary

THE TORONTO-DOMINION BANK    PROXY CIRCULAR    41

SCHEDULE A

SHAREHOLDER PROPOSALS

The following proposals have been made by holders of shares of the Bank for consideration at the meeting. Proposals A and B have been submitted by the Movement d’éducation et de défense des actionnaires of 82, Rue Sherbrooke Ouest, Montreal, Quebec H2X 1X3. Proposal C was submitted by Mr. J. Robert Verdun of One King West, Toronto, Ontario M5H 1A1 (519-574-0252) (bobverdun@rogers.com). The Board of Directors opposes these proposals for the reasons set out after each of them.

Proposal A:    It is proposed that the Bank incorporate in its annual report the financial statements of its subsidiaries in tax havens.

Shareholder’s Explanation: For the sake of transparency and respect of the shareholders’ right to information, the federal legislator gave shareholders the right to examine the financial statements of the Bank’s subsidiaries (S. 310(2)). The maintenance by the Bank of numerous subsidiaries in tax havens deprives the federal government and the provinces of significant revenues so taken from the needs of citizens. This situation has become a Canada-wide public issue. The publication by the Bank of the financial statements of its subsidiaries in confetti states will enable shareholders to pass judgment on the nature of the transactions therein entered and eventually express their opinions with full knowledge on the Bank’s activities in showcases of drug-money laundering and tax evasion and fraud.

The rationale developed by the Bank to this day to justify its presence in tax havens is mollifying, evasive and not very convincing. It must be revised and rebalanced with the judgment of shareholders, institutional investors and portfolio or pension fund managers, concerned with the Bank’s interest and the interest of those who finance it.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The proposal links “tax havens” with criminal activity such as drug-money laundering, tax evasion and fraud. We want to be clear that the Bank does not participate in, encourage or condone criminal activity. We do not agree with the characterization of sovereign nations as “confetti states” simply because they have tax rates that are lower than those in Canada.

TD Bank Financial Group is a global business with subsidiaries operating in many jurisdictions around the world. We believe our global operations are important to TDBFG’s success. TDBFG is subject to and complies with the varying tax regulations in each of these jurisdictions, as well as in Canada. Some of these jurisdictions impose a higher tax rate and others a lower tax rate than Canada. TDBFG makes substantial disclosure of its international operations to Canadian tax authorities. In fact, the income earned in some jurisdictions also bears additional tax in other jurisdictions, principally Canada and the United States.

We also note that TDBFG does not operate in any of the “uncooperative tax havens” listed in the OECD’s most recently issued report on harmful tax practices (2004).

While some of our subsidiaries’ financial statements are publicly available, we are of the view that TDBFG’s consolidated financial statements are a more informative document. We operate our business along business lines, not along subsidiary lines. Consequently, our subsidiaries’ financial statements have limited utility for shareholders who want to understand our business and would add unnecessary complexity, length and cost to our Annual Report, which is already a comprehensive document.

Proposal B:    It is proposed that any increase in the remuneration of senior officers, as well as the granting of stock options, pensions and severance pay, be previously submitted to the approval of shareholders prior to their coming into force.

Shareholder’s Explanation: The remuneration of senior officers and their other employment, departure or retirement related conditions have over the last few years reached gigantic proportions that scandalize an ever-increasing number of shareholders. These shareholders are always faced with a done deal without being able to evaluate the relevancy or the merit of the recommendations and decisions of the board of directors. This is neither fair nor reasonable, and goes against the principles of sound corporate governance. Ultimately, the current practices are offensive to shareholders by obliterating their rights of review and approval of their board of directors’ recommendations.

It is time that shareholders or their agents stop being left out of and exploited at will by the businesses of financial

42    THE TORONTO-DOMINION BANK    PROXY CIRCULAR

institutions they are feeding with their hard cash. They are the ones taking the risks and not the high-priced executives attending to the administration of their businesses.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

Executive compensation, given its significance to the success of the Bank, is determined by the fully independent Management Resources Committee (working with an independent consultant) on behalf of the Board and approved by the full Board in the case of the CEO. The Committee believes the Bank must offer competitive compensation in order to serve the interests of shareholders by attracting and retaining highly qualified executives. Requiring shareholder approval for any increase in executive compensation would be impractical and would put the Bank at a competitive disadvantage. It is also inconsistent with law and corporate governance, which entrust the Board with this responsibility among its duties to supervise the management of the business and affairs of the Bank. Where there are exceptions, such as the requirement for shareholder approval of stock option plans, the Bank is in full compliance.

That being said, the Board believes the current executive compensation program is responsive to the issues that shareholders have raised. For example, when compared to the market, the Bank generally delivers a higher proportion of equity (versus cash) compensation, helping align executive and shareholder interests and focus executives on sustaining performance, executing business strategies and growing long term shareholder value. Another example is the Committee’s commitment to leading governance practices: the Bank’s share ownership requirements for senior executives are among the highest in the market; pay varies with performance, especially at the highest levels; we provide detailed disclosure on the “full annual cost” of the CEO and other named executive officers; and the Committee annually reviews the total obligations to the CEO and other select senior executives in the event of various termination situations, including termination with and without cause.

Proposal C:    Persons tainted by judicial findings of unethical behaviour are not eligible to serve as Directors of the Toronto-Dominion Bank.

In 2004, in response to a Proposal from this Shareholder, the Toronto-Dominion Bank’s proxy circular included the clear statement “that the Board of Directors has declared its commitment to leadership in corporate governance, and to ongoing reviews of its corporate governance principles and practices”. This Bank is living up to its commitment, and is a clear leader in making improvements in corporate governance. Industry standards now demand that all corporate officers and directors be untainted by scandalous, unethical behaviour. The Shareholders therefore recommend that the 2004 commitment be further affirmed with a specific requirement that no one is eligible to serve as a Director of the Bank who has been implicated in any judicial proceeding that results in a finding of unethical activity or behaviour. It is not necessary for the individual to be personally named in the judicial proceeding for this policy to apply.

Shareholder’s Explanation: Chief executives must be held ultimately responsible for their corporation’s actions, and bear the burden for corporate behaviour that is found to be unethical through court proceedings or a judicial inquiry. The Shareholders of the Toronto-Dominion Bank do not want this Bank to make the same mistake as Bank of Montreal, which recruited Robert Astley as a Director, despite a serious scandal that occurred at Clarica Life Insurance Company under Mr. Astley’s leadership as its Chief Executive Officer.

Clarica, prior to its purchase by Sun Life Financial Inc., funded leasing deals for MFP Financial Inc., the subject of judicial inquiries in Toronto and Waterloo, Ontario. RIM Park is the largest project in the history of the City of Waterloo. MFP offered financing under 5%, obtained funds from Clarica at 7.6%, and then charged the City more than 9%. Employees of Clarica knew that the City was being misled, and that Clarica was profiting by lending at above-market rates. The inquiry found that the City was the victim of a “bait and switch” by MFP, and that Clarica was “unethical” for ignoring “red flags” while serving as MFP’s only source of about $50-million. Clarica was “the only game in town” and could easily have stopped the scam. The judge stated that “in ethical terms, Clarica had put its business relationship with MFP ahead of its duty to the City”, and cited Clarica for “abdication of appropriate due diligence.” The judge did not have a mandate to name names at Clarica, but determined that this “unethical” decision had been made at the highest level in Clarica, whose CEO throughout was Robert Astley, now a Director of Bank of Montreal.

THE TORONTO-DOMINION BANK    PROXY CIRCULAR    43

Note: The Bank is required by the Bank Act to include the foregoing shareholder statements in this management proxy circular but in no way agrees with, supports or endorses in any way, or for any purpose, the statements (or any of them) made therein.

THE BOARD OF DIRECTORS RECOMMENDS VOTING AGAINST THE PROPOSAL FOR THE FOLLOWING REASONS:

The adoption of this proposal is unnecessary in view of the Bank’s Corporate Governance Guidelines and its Code of Conduct and Ethics. It goes without saying that in recommending a candidate for election to the Board of Directors, the Corporate Governance Committee must be satisfied with the individual’s integrity and ethics. In addition, the Corporate Governance Guidelines have a long-standing requirement for a director to offer his or her resignation immediately upon any material change in status or circumstances, including:

•	Becoming the subject of a charge under a criminal or quasi-criminal statute in Canada or elsewhere.

•	Becoming the subject of investigation by a duly constituted branch, agency or commission of the government of Canada or a province thereof in connection with any conduct involving illegal or immoral activity.

•	Engaging in conduct or activity that could reasonably be construed as likely to materially adversely impact the status or reputation of the Bank.

The Board will determine, upon the recommendation of the Corporate Governance Committee, whether a director’s Board membership continues to be appropriate under the circumstances.

We can also assure shareholders that the Bank is committed to conducting its affairs to the highest standards of ethics, integrity, honesty, fairness and professionalism — in every respect, without exception, and at all times. The Bank has excellent systems in place to ensure high ethical standards among directors, officers and employees.

The Corporate Governance Committee of the Board is responsible for reviewing and approving policies in respect of ethical personal and business conduct at the Bank, including the Bank’s Code of Conduct and Ethics, to oversee that appropriate polices and procedures are in place that establish a framework for a culture of integrity and compliance throughout the Bank. The Bank’s Code of Conduct and Ethics is provided to every director, officer and employee. The Code states the fundamental principles, norms and behaviours expected of all directors, officers and employees worldwide in the course of their jobs. It establishes the standards that govern the way we deal with each other, our shareholders, customers, suppliers and competitors. The Code covers several topics including respect for the law, personal integrity, conflicts of interest, confidentiality of information, bribery and other elements of corruption and trading on inside information. All directors, officers and employees are required to attest annually that they understand the Code and have complied with its provisions.

In addition to Proposal C, Mr. Verdun submitted a proposal asking the Bank to calculate and report a “cost of management ratio” (COMR). The Bank fully supports open and transparent disclosure and reporting information that will be of value to shareholders, but does not agree with adopting arbitrary disclosure requirements in the absence of common standards that would help ensure shareholders can compare the data among issuers. However, we believe there is scope to develop a COMR or other appropriate measure that can be applied in a consistent and meaningful way through voluntary collaboration with other institutions and organizations. Accordingly, the Bank has undertaken, on a best efforts basis, to develop with other institutions and organizations standards for calculating and reporting a COMR. Assuming this can be accomplished, the Bank will report its COMR in accordance with appropriate standards.

The Ethical Funds Company submitted two proposals that were withdrawn after discussions with the Bank. The first proposal concerned climate change risks arising from indirect greenhouse gas emissions. The Bank acknowledges that climate change presents the potential for commercial risks and/or opportunities for the TD Bank Financial Group. In particular, industries dependent on agriculture, forest products and water resources may be exposed to additional risks arising from climate change. Additional regulation and policy affecting greenhouse gas intensive industries may impact the risk profile of these industries. These changes could affect the credit risk profile of the Bank. The Bank will continue to monitor these issues and will respond to significant risks by developing business and risk management strategies, and if material, will report on these in our MD&A. In addition, at the request of Ethical Funds, the Bank has given permission to the Carbon Disclosure

44    THE TORONTO-DOMINION BANK    PROXY CIRCULAR

Project 3 (www.cdproject.net) to disclose the Bank’s response on the CDP website so that all shareholders can have equal access to it.

The second proposal submitted by The Ethical Funds Company concerned biodiversity protection policies for corporate finance activities involving lands claimed by First Nations. The Bank is committed to integrating social, economic and environmental interests with our long-term corporate objectives, reflecting the values of all stakeholders across everything we do. In our lending, investing and trust activities, we have always kept environmental due diligence in mind. We are also committed to monitoring evolving standards for business conduct and corporate social responsibility and adopting practices that would be appropriate for the Bank. The Bank has agreed to meet with The Ethical Funds Company and other key stakeholders to consider what if any policy actions are appropriate and will report on its progress on this topic in its 2006 Corporate Responsibility Report.

THE TORONTO-DOMINION BANK    PROXY CIRCULAR    45

SCHEDULE B

CHANGE OF AUDITOR DOCUMENTS

The Bank filed the following documents on June 8, 2005 with Canadian securities regulators with respect to the change of auditors described under the heading “Appointment of Auditor” above. We are required to include a copy of these documents with this management proxy circular. As announced on January 23, 2006, PricewaterhouseCoopers LLP resigned as auditor of the Bank effective that day.

Change of Auditor Notice

The Toronto-Dominion Bank (“TD”) hereby gives notice, pursuant to section 4.11 of National Instrument 51-102, as follows:

1.	Currently, TD engages two audit firms, being Ernst and Young LLP (“E&Y”) and PricewaterhouseCoopers LLP (“PWC”). The Board of Directors, in conjunction with a selection committee led by the Chairman of the Board (the “Selection Committee”), conducted a thorough review of TD’s audit requirements and the services provided by the current auditors.

2.	At the Board meeting on May 26, 2005, TD’s Board of Directors selected, upon the recommendation of the Selection Committee and the Audit Committee, E&Y to act as sole auditor of TD beginning with the 2006 fiscal year of TD. As such, the Board determined to propose, at the next annual meeting of shareholders of TD, that E&Y be appointed as TD’s auditor upon the expiry of PWC’s current term of appointment. E&Y and PWC will continue to act as TD’s joint auditors for the remainder of fiscal 2005 until their appointment expires at the next annual meeting.

3.	There has been no adverse or qualified opinion or denial of opinion or reservation contained in the auditors’ reports on TD’s annual financial statements for the two fiscal years preceding the date of this notice, being the report of E&Y and PWC for the fiscal year ended October 31, 2003 and the report of E&Y and PWC for the fiscal year ended October 31, 2004.

4.	There have been no reportable events (including disagreements, unresolved issues and consultations) in connection with the audits of the two most recent fiscal years and with any subsequent period to date.

DATED this 26th day of May, 2005.

46    THE TORONTO-DOMINION BANK    PROXY CIRCULAR

ERNST & YOUNG

■ Ernst & Young LLP
Chartered Accountants
Ernst & Young Tower
222 Bay Street, P.O. Box 251
Toronto, Ontario M5K 1J7

■ Phone: (416) 864-1234
Fax: (416) 864-1174

May 26, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Government of Yukon Territory
Registrar of Securities, Department of Justice, Government of Northwest Territories
Registrar of Securities, Government of Nunavut

Dear Sirs/Mesdames:

Re: The Toronto-Dominion Bank – Change of Auditor Notice

We acknowledge receipt of a Change of Auditor Notice (the "Notice") dated May 26, 2005 delivered to us by The Toronto-Dominion Bank ("TD").

Pursuant to section 4.11 of National Instrument 51-102, please accept this letter as confirmation of Ernst & Young that we have reviewed the Notice and based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

Yours very truly,

Ernst & Young LLP

Ernst & Young LLP
Chartered Accountants

cc: *Daniel Marinangeli, Executive Vice President and Chief Financial Officer, The Toronto-Dominion Bank*

A Member of Ernst & Young Global

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PO Box 82
Royal Trust Tower, Suite 3000
Toronto Dominion Centre
Toronto, Ontario
Canada M5K 1G8
Telephone +1 416 863 1133
Facsimile +1 416 365 8215

May 26, 2005

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Registrar of Securities, Prince Edward Island
Superintendent of Securities, Newfoundland and Labrador
Registrar of Securities, Government of Yukon Territory
Registrar of Securities, Department of Justice, Government of Northwest Territories
Registrar of Securities, Government of Nunavut

Dear Sirs/Mesdames:

The Toronto-Dominion Bank – Change of Auditor Notice

We acknowledge receipt of a Change of Auditor Notice (the "Notice") dated May 26, 2005 delivered to us by The Toronto-Dominion Bank ("TD") in respect of our resignation from the office of auditor of TD.

Pursuant to section 4.11 of National Instrument 51-102, please accept this letter as confirmation of PricewaterhouseCoopers LLP that we have reviewed the Notice and based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

Yours very truly,

PricewaterhouseCoopers LLP

Chartered Accountants

cc: Daniel Marinangeli, Executive Vice President and Chief Financial Officer, The Toronto-Dominion Bank
Phil Arthur, Ernst & Young

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A2
www.td.com

TD Shareholder Relations
Address: Same as above
416-944-6367 or 1-866-756-8936
Email: tdshinfo@td.com

CIBC Mellon Trust Company
P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario
M5C 2W9
416-643-5500 or 1-800-387-0825
Facsimile: 416-368-2502
Email: inquiries@cibcmellon.com

Shareholders may communicate directly
with non-management directors through
the Chairman of the Board,
by writing to:

Mr. John M. Thompson
Chairman of the Board
The Toronto-Dominion Bank
P.O. Box 1
Toronto-Dominion Centre
Toronto, Ontario
M5K 1A2